UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the
Securities Exchange Act of 1934

MICROFLUIDICS INTERNATIONAL CORPORATION
(Name of Subject Company)

MICROFLUIDICS INTERNATIONAL CORPORATION
(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

595074105
(CUSIP Number of Class of Securities)

Michael C. Ferrara
President and Chief Executive Officer
30 Ossipee Road
Newton, Massachusetts 02464
(617) 969-5452
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person Filing Statement)

With a copy to:

Jonathan L. Kravetz, Esq.
Megan N. Gates, Esq.
Daniel H. Follansbee, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
(617) 542-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a)	Name and Address.

The name of the subject company is Microfluidics International Corporation, a Delaware corporation (“Microfluidics” or the “Company”). The address of the Company’s principal executive offices is 30 Ossipee Road, Newton, Massachusetts 02464, and the Company’s telephone number is (617) 969-5452.

(b)	Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, $0.01 par value per share (the “Shares”). As of January 21, 2011, there were (i) 10,426,647 Shares issued and outstanding and (ii) 1,672,404 Shares subject to issuance pursuant to the exercise of outstanding stock options.

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above.

(b)	Tender Offer.

This Schedule 14D-9 relates to the tender offer by Nano Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of IDEX Corporation, a Delaware corporation (“IDEX”), to purchase all of the outstanding Shares at a purchase price of $1.35 per Share (such amount or any different amount per Share paid pursuant to the tender offer, the “Offer Price”), net to the selling stockholders in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, and as amended or supplemented from time to time, the “Schedule TO”), filed by IDEX and Purchaser with the Securities and Exchange Commission (the “SEC”) on January 25, 2011 and mailed together with this Schedule 14D-9. Copies of the Offer to Purchase and related Letter of Transmittal have been filed as Exhibits (a)(1)(C) and (a)(1)(D) hereto, respectively, and are incorporated herein by reference.

Notwithstanding the foregoing, if the aggregate amount of Microfluidics’ expenses related to the transactions contemplated by the Merger Agreement (as hereinafter defined) and the other payments described in the Merger Agreement exceeds or is expected to exceed $2,750,000, Purchaser may decrease the Offer Price in accordance with the terms of the Merger Agreement. In the event that the Purchaser decreases the Offer Price, Microfluidics’ stockholders will be provided with notice of such change and the Offer will, if necessary, be extended, in each case in accordance with the laws and rules applicable to tender offers; the Offer will remain open no less than 10 business days after the date such change is first published, sent or given to stockholders, and stockholders may withdraw their Shares from the Offer during such period.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 10, 2011, by and among IDEX, Purchaser and the Company (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, that following the time Purchaser accepts for payment any Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Time”), Purchaser will be merged with and into the Company (the “Merger”) upon the terms and conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”). As a result of the Merger, the Shares that are not acquired in the Offer and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares that are held by any stockholder who has demanded and perfected appraisal rights under the DGCL, and (ii) Shares held by IDEX or any subsidiary of IDEX, including Purchaser, and any Shares held by the

Company as treasury shares or held by Microfluidics Corporation, the Company’s wholly owned subsidiary, which Shares will be cancelled without any conversion), will be converted into the right to receive the Offer Price (the “Merger Consideration”), net to the stockholder in cash, without interest thereon and less any required withholding taxes. Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly owned subsidiary of IDEX. The Merger Agreement is summarized in Section 13 of the Offer to Purchase and a copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The initial expiration date of the Offer is 12:00 midnight, New York City time, on Thursday, February 24, 2011 (which is the end of the day on February 24, 2011), subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law. The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(C) and (a)(1)(D) hereto, respectively.

A free copy of the Schedule TO and other documents filed with the SEC by the Company, IDEX and Purchaser may be obtained at the SEC’s website at www.sec.gov.

The Schedule TO states that the principal executive offices of IDEX and of Purchaser are located at 1925 West Field Court, Suite 200, Lake Forest, Illinois 60045.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”), as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates, or (ii) IDEX, Purchaser or their respective executive officers, directors or affiliates. The Information Statement included as Annex I is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with IDEX’s right pursuant to the Merger Agreement to designate persons to the board of directors of the Company (the “Company Board” or the “Company’s Board of Directors”) following the Acceptance Time.

(a)	Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

The following is a discussion of all material agreements, arrangements, understandings and actual or potential conflicts of interest between the Company and its executive officers, directors or affiliates that relate to the Offer. Material agreements, arrangements, understandings and actual or potential conflicts of interest between the Company and its executive officers, directors or affiliates that are unrelated to the Offer are discussed in the Information Statement.

Interests of Certain Persons

Certain members of the Company’s management and the Company’s Board of Directors may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of the Company’s stockholders generally. The Company’s Board of Directors was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3(a), please also see the disclosure in the Information Statement, which is incorporated by reference in its entirety herein, under the headings “Executive Compensation,”

“Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Transactions.”

Cash Consideration Payable Pursuant to the Offer

If the executive officers and directors of the Company who own Shares tender their Shares for purchase by Purchaser pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of the Company. As of January 21, 2011, the executive officers and directors of the Company beneficially owned, in the aggregate, 119,111 Shares, excluding Shares subject to the exercise of stock options. If the executive officers and directors were to tender all 119,111 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the executive officers and directors would receive an aggregate of $160,799.85 in cash pursuant to tenders into the Offer. The beneficial ownership of Shares of each executive officer and director is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management.”

Treatment of Options and Share Purchases under Employee Stock Purchase Plan

The Merger Agreement provides that, upon the Acceptance Time, each outstanding and unexercised option to acquire Shares granted under the Company’s 2006 Stock Plan, as amended, the Company’s 1998 Stock Plan, as amended, the Company’s 1989 Non-Employee Director Plan, as amended, or any other similar plan, agreement or arrangement, whether vested or unvested (the “Options”), will automatically be cancelled and will thereafter solely represent the right to receive from the Company an amount in cash equal to the product of (a) the total number of Shares subject to such Option and (b) the excess, if any, of the Offer Price over the exercise price per Share subject to such Option, less any required withholding taxes. After the Effective Time, all Company stock option plans will be terminated and no further Options or other rights with respect to Shares will be granted thereunder.

The information contained in Section 13 of the Offer to Purchase regarding treatment of the Options in the Merger is incorporated in this Schedule 14D-9 by reference. The foregoing summary and the information contained in the Offer to Purchase regarding Options are qualified in their entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit (e)(1) hereto and is incorporated in this Schedule 14D-9 by reference. Further details regarding certain beneficial owners of Shares are described under the heading “Security Ownership of Certain Beneficial Owners and Management” in the Information Statement.

The Company suspended its 1986 Employee Stock Purchase Plan as of December 20, 2010, and no offerings will be commenced thereunder prior to the termination of the Merger Agreement.

Section 16 Matters

Pursuant to the Merger Agreement, prior to the Effective Time, the Company Board or an appropriate committee of non-employee directors thereof, will adopt a resolution consistent with the interpretive guidance of the SEC to cause the dispositions of Shares and Options by each officer or director subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 under the Exchange Act.

Employee Benefit Matters

With respect to any “employee benefit plans” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, maintained by IDEX or any subsidiary of IDEX in which any of the Company’s directors, officers, or employees participate following the Effective Time, IDEX has agreed that it will (i) recognize all service performed for the Company prior to the Effective Time for eligibility and vesting purposes, and (ii) with respect to any plan that is a “group health plan” (within the meaning of Section 5000(b)(1) of the Internal Revenue Code of 1986, as amended) waive any pre-existing condition exclusions or waiting periods to the extent permissible under applicable law.

Change of Control Arrangements with Executive Officers

The Company’s executive officers are Michael C. Ferrara, President and Chief Executive Officer, Peter F. Byczko, Vice President of Finance and Chief Accounting Officer, and William J. Conroy, Senior Vice President — Operations and Engineering. The Company has an employment agreement in place with Mr. Ferrara and employee agreements in place with each of Mr. Byczko and Mr. Conroy, which provide for certain severance benefits (i) in connection with the occurrence of a change of control of the Company, and (ii) if the executive officer’s employment is terminated in specific circumstances following or in connection with a change of control. The consummation of the Offer will constitute a change of control of the Company under these agreements and therefore under certain circumstances could trigger payment of the amounts and the benefits described below. While each of these agreements provides for the acceleration of vesting of Options held by the executive officer upon a change of control, pursuant to the terms of the Merger Agreement, the vesting of all of the Company’s outstanding Options will be accelerated and the Options cashed out as described above in this Item 3(a) under the heading “Treatment of Options and Share Purchases under Employee Stock Purchase Plan.”

Employment Agreement with Michael C. Ferrara, President and Chief Executive Officer

On December 4, 2009, the Company and Michael C. Ferrara entered into an Amended and Restated Employment Agreement (the “Ferrara Agreement”), effective January 1, 2010, which amended and restated Mr. Ferrara’s previous Employment Agreement with the Company dated November 14, 2007. The Ferrara Agreement has an initial two-year period with renewals for successive one-year periods, unless terminated in accordance with its terms. Under the Ferrara Agreement, if Mr. Ferrara’s employment is terminated (i) upon a “change of control” (as defined in the Ferrara Agreement), (ii) by the Company for any reason within one year of a change of control, (iii) by Mr. Ferrara for “good reason” (as defined in the Ferrara Agreement), or (iv) by the Company without “cause” (as defined in the Ferrara Agreement), Mr. Ferrara will receive as severance following the date of termination:

•	12 months of his base salary (as of the effective date of such termination), payable in monthly installments;

•	12 monthly payments of the amount that the Company would have paid in continuation of Mr. Ferrara’s medical coverage if he had remained an employee of the Company;

•	if the termination is effective prior to the end of a calendar year, a pro-rated portion of the bonus that would have been paid to Mr. Ferrara under the Ferrara Agreement if he had remained employed until the end of such calendar year (the “Accelerated Bonus”); and

•	payment of (i) any portion of the base salary owed to Mr. Ferrara through the date of termination, (ii) the salary corresponding to any vacation time accrued but unused through the date of termination and (iii) any amounts owed for expenses incurred prior to the date of termination that are eligible for reimbursement pursuant to the Ferrara Agreement.

Receipt of the severance payments described above in the first three bullet points is contingent on the execution by Mr. Ferrara of a general release of any claims that he may have against the Company.

In addition, the Ferrara Agreement provides that the vesting of all Options granted by the Company to Mr. Ferrara since the effective date of the Ferrara Agreement will fully accelerate upon a change of control of the Company.

Employee Agreements with Peter F. Byczko, Vice President of Finance and Chief Accounting Officer, and William J. Conroy, Senior Vice President — Operations and Engineering

On September 1 and September 3, 2010, the Company entered into employee agreements with Peter F. Byczko and William J. Conroy, respectively (the “Employee Agreements”), which provide for certain payments to be made by the Company to these executive officers under certain circumstances following a “change of control” (as defined in the Employee Agreements). Under the Employee Agreements, in the event that the Company terminates such executive officer’s employment without “cause” (as defined in the Employee

Agreements) at or immediately prior to the closing of a change of control or within 12 months following a change of control, or such executive officer terminates his employment with the Company for “good reason” (as defined in the Employee Agreements) within 12 months following a change of control, then the Company is obligated to:

•	pay, in the case of Mr. Byczko, an amount equal to 9 months of Mr. Byczko’s base monthly salary in effect immediately prior to the date of termination, which amount may be increased, at the sole discretion of the Company’s Chief Executive Officer, by up to 3 months of Mr. Byczko’s base monthly salary, and, in the case of Mr. Conroy, an amount equal to 12 months of Mr. Conroy’s base monthly salary in effect immediately prior to the date of termination (in each case, the “Severance Period”), in equal monthly payments; and

•	continue such executive officer’s medical coverage for a period of time up to the Severance Period.

Receipt of the foregoing severance payments and benefits are contingent on the execution by the executive officer of a general release of any claims that he may have against the Company.

In addition, provided the executive officer remains employed by the Company during the 60 day period commencing at or immediately prior to the closing of a change of control (the “Retention Period”), the executive officer will be paid on the last day of the Retention Period a bonus payment of $15,000 (the “Retention Bonus”). The executive officer will be entitled to payment of the Retention Bonus even if his employment is terminated at or immediately prior to the change of control or during the Retention Period, if such termination is by the Company without cause or by the executive officer for good reason. Also, the executive officer will be eligible to be paid at the time of the closing of the change of control his pro rata share of his maximum bonus opportunity for the current fiscal year, to the extent the Company Board determines that (i) the Company is on track through such closing date in achieving the current fiscal year’s Company-wide performance metrics for payment of such bonus, (ii) the executive officer has satisfactorily achieved his key performance metrics, or KRAs, through such date, and (iii) the payment of such bonus would be consistent with the financial performance of the Company and the economics of the change of control transaction (the “Accelerated Bonus”); provided, however, that the amount of the Accelerated Bonus will be reduced by the amount of the Retention Bonus. Upon payment of any Accelerated Bonus, the executive officer will not be entitled to any further payments under the Company’s then existing bonus plan for the balance of the then current fiscal year. In the event the Company does not pay any Accelerated Bonus, the executive officer will remain eligible to receive his annual bonus, to the extent earned, as and when due and payable under the terms applicable to such bonus (the “Earned Bonus”), and the amount of the Retention Bonus will be credited against and treated as a prepayment of the amount of the Earned Bonus.

With respect to Mr. Byczko only, if Mr. Byczko is employed by the Company at the time of the closing of a change of control then, at the sole discretion of the Company’s Chief Executive Officer, the Company will pay Mr. Byczko a cash bonus in an amount equal to a minimum of 3 times his base monthly salary (the “Discretionary Transaction Bonus”).

Lastly, the Employee Agreements provide that all unvested Options held by the executive officers will become fully vested and exercisable immediately prior to the change of control.

The foregoing descriptions of the Ferrara Agreement and the Employee Agreements are qualified in their entirety by reference to the copy of the Ferrara Agreement filed as Exhibit (e)(2) hereto, the copy of Mr. Byczko’s Employee Agreement filed as Exhibit (e)(3) hereto and the copy of Mr. Conroy’s Employee Agreement filed as Exhibit (e)(4) hereto, which are incorporated herein by reference.

Potential Payments Payable in Connection with the Merger and the Offer

The table below sets forth the amounts payable in connection with the Offer and the Merger to the Company’s executive officers pursuant to the cash out of the executive officers’ Options and, if applicable, the purchase of such executive officers’ Shares. The table below also sets forth the amounts payable to each executive officer in connection with a change of control and, as applicable, assuming the occurrence of the related events and/or satisfaction of the related conditions pursuant to which such payments would be triggered under the Ferrara Agreement and the Employee Agreements described above.

Payments to Executive Officers in Connection with the Merger and the Offer

					Potential Payments under Ferrara Agreement,
					Employee Agreements and Discretionary
	Cash-Out of Company				Transaction Bonuses
	Stock Options(1)							Accelerated
	Previously		Purchase					2011	Discretionary		COBRA	Other
	Vested	Accelerated	of				Retention	Performance	Transaction		Payments	Payments/
Executive Officer	Options	Options	Shares(2)	Total	Severance		Bonus	Bonus(3)	Bonus		(4)	Benefits(5)

Michael C. Ferrara	$115,188	$107,062	$27,000	$249,250	$240,000		$0	$20,000	$80,000	(6)	$8,077	$16,922
Peter F. Byczko	$10,813	$32,437	$0	$43,250	$165,000	(7)	$15,000	$0	$0	(6)	$11,890	$13,169
William J. Conroy	$33,325	$60,075	$0	$93,400	$180,000		$15,000	$0	$0	(6)	$13,014	$15,577

(1)	Pursuant to the Merger Agreement, all Options outstanding at the Acceptance Time, whether vested or unvested, will be cancelled and exchanged for the right to receive an amount of cash determined by multiplying (a) the total number of Shares subject to such Option and (b) the excess, if any, of the Offer Price over the exercise price per Share subject to such Option, less any required withholding taxes. Amounts shown reflect Options held as of January 21, 2011.

(2)	Represents the gross amount of cash that would be received for 20,000 Shares owned as of January 21, 2011 by Mr. Ferrara, at a price of $1.35 per Share. Messrs. Byczko and Conroy do not own any Shares.

(3)	Accelerated 2011 Performance Bonus amounts are based on (i) an assumed Effective Time date of February 28, 2011, (ii) satisfactory achievement of the executive officer’s KRAs through such date, and (iii), with respect to Mr. Byczko and Mr. Conroy and pursuant to the terms of their respective Employee Agreements, reflect a reduction of $15,000 (the amount of the Retention Bonus).

(4)	Assumes premium payments by the Company for a 12-month period.

(5)	Represents accrued but unused vacation time assuming a termination date of February 28, 2011.

(6)	The Compensation Committee of the Company’s Board of Directors has determined to award Mr. Ferrara a discretionary transaction bonus of up to $80,000 subject to consummation of the Merger. In addition, the Compensation Committee has created a transaction bonus pool of $60,000 to be distributed by the chief executive officer to reward the past service of Company employees. These funds have not yet been allocated; it is possible that a portion of these funds will be distributed to Mr. Byczko and/or Mr. Conroy, but the amount potentially to be allocated to these executive officers is not yet known.

(7)	Assumes a 12-month Severance Period.

The table below sets forth the amounts payable in connection with the Offer and the Merger to the Company’s non-employee directors pursuant to the cash-out of such directors’ Options and, if applicable, the purchase of such directors’ Shares.

Payments to Non-Employee Directors Pursuant to the Merger Agreement

	Cash-Out of Company
	Stock Options(1)
	Previously	Accelerated	Purchase of
Non-Employee Director	Vested Options	Options	Shares(2)	Total

George Uveges	$10,819	$5,231	$40,500	$56,550
Henry Kay	$2,813	$8,437	0	$11,250
Stephen J. Robinson	$2,813	$8,437	0	$11,250
Leo Pierre Roy	$10,819	$5,231	$67,650	$83,700
Eric G. Walters	$10,819	$5,231	$25,650	$41,700

(1)	Pursuant to the Merger Agreement, all Options outstanding at the Acceptance Time, whether vested or unvested, will be cancelled and exchanged for the right to receive an amount of cash determined by multiplying (a) the total number of Shares subject to such Option and (b) the excess, if any, of the Offer Price over the exercise price per Share subject to such Option, less any required withholding taxes. Amounts shown reflect Options held as of January 21, 2011.

(2)	Represents the gross amount of cash that would be received for 30,000; 50,111; and 19,000 Shares owned as of January 21, 2011 by Messrs. Uveges, Roy, and Walters, respectively, at a price of $1.35 per Share. Messrs. Kay and Robinson do not own any Shares.

Director and Officer Exculpation, Indemnification and Insurance

Pursuant to the provisions of Section 145 of the DGCL, the Company has the power to indemnify certain persons, including any of its officers and directors, under stated circumstances and subject to certain limitations, for liabilities incurred as the result of serving in any such capacity, so long as such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The Amended and Restated By-Laws of the Company (the “By-Laws”) contain provisions to the general effect that each director and officer shall be indemnified by the Company against liabilities and expenses in connection with any threatened, pending or completed legal proceeding to which he may be made a party or with which he may become involved by reason of having been an officer or director of the Company. Indemnification is available (except by court order) only if it is determined to be proper by a majority of disinterested directors constituting a quorum, by the stockholders, or by independent legal counsel in a written opinion. In order to be entitled to indemnification, the indemnified person must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action by or in the right of the Company, indemnification is precluded if such person has been adjudged to be liable to the Company, unless and to the extent that the Court of Chancery of the State of Delaware or the court in which the action was brought shall determine that indemnification is proper. The By-Laws provide that if Section 145 of the DGCL is amended, then the By-Laws shall be amended automatically to permit indemnification of officers and directors to the fullest extent permitted by the DGCL.

The By-Laws provide that the Company may obtain insurance indemnifying each officer and director of the Company against any liability which may be asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would otherwise have the power to indemnify such officer or director pursuant to its By-Laws. The Company maintains an errors and omissions liability policy for the benefit of its officers and directors, which may cover certain liabilities of such individuals to the Company and its stockholders.

Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director of a corporation to such corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, provided that such provisions may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. The Company’s restated certificate of incorporation, as amended, contains such a provision.

The Company currently maintains an insurance policy on behalf of its directors and officers against any liability asserted against them or which they incur acting in such capacity or arising out of their status as a director or officer of the Company.

The above discussion of the Company’s restated certificate of incorporation, as amended, errors and omissions liability policy, insurance policy, and By-Laws and of Sections 102(b)(7) and 145 of the DGCL is not intended to be exhaustive and is qualified in its entirety by reference to such restated certificate of incorporation, as amended, insurance policy, By-Laws and statutes.

The Merger Agreement requires IDEX and the Surviving Corporation, for a period of six years from and after the Effective Time, to indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of the Company to the same extent such persons are indemnified or had the right to advancement of expenses as of the date of the Merger Agreement by the Company pursuant to applicable law, the Company’s restated certificate of incorporation, as amended, and By-Laws arising out of acts or omissions occurring at or prior to the Effective Time.

For six years following the Effective Time, IDEX must cause the certificate of incorporation and bylaws of the Surviving Corporation to include provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of directors, officers, and employees of the Company for periods at or prior to the Effective Time than are currently set forth in the Company’s restated certificate of incorporation, as amended, and By-Laws. IDEX also must cause the Surviving Corporation to maintain for the benefit of the Company’s directors and officers as of the date of the Merger Agreement for a period of six years after the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is substantially equivalent to and in no event less favorable in the aggregate than the Company’s existing policy. The Surviving Corporation is not required to expend annually in excess of 150% of the last annual premium paid by the Company for such coverage. The obligations described in the preceding sentence may be satisfied by obtaining prepaid policies prior to the Effective Time, which provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including, without limitation, in respect of transactions contemplated by the Merger Agreement, and which policies the Surviving Corporation shall maintain in full force and effect.

The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Agreements with Global Strategic Partners, LLC and its Affiliates

Convertible Debenture and Warrant Purchase Agreement and Related Agreements

On November 14, 2008, the Company entered into a Convertible Debenture and Warrant Purchase Agreement (the “Debenture Agreement”) with Global Strategic Partners, LLC (“GSP”). The total principal amount of the Convertible Debenture is $5,000,000 and bears interest at 9.0% per annum payable quarterly in arrears. The Convertible Debenture is due and payable on the earlier to occur of (i) November 14, 2015 or (ii) the acceleration of the maturity of the Convertible Debenture upon the occurrence of an Event of Default (as defined therein). GSP may, at its option, on any of the maturity date, the date that any interest payment is due, or the date on which a “change of control” (as defined therein) occurs, convert all or any portion of the outstanding principal amount of the Convertible Debenture into shares of the Company’s common stock at a price of $1.25 per share. In May 2009, GSP agreed to defer the interest payments due and payable under the Convertible Debenture on each of July 1, 2009, October 1, 2009 and January 4, 2010. The deferred payments accrue interest at 9.0% per annum and are payable in eight equal quarterly installments on the first day of such quarter beginning on April 1, 2010. The Convertible Debenture is secured by all assets, property rights and interests of the Company, and is subordinate to the Company’s working capital line with Webster Bank.

On November 14, 2008, the Company also issued a Warrant to GSP, giving it the right to purchase up to 50% of the Company’s outstanding common stock, on a fully diluted basis, less the number of shares of common stock into which the Convertible Debenture is convertible. The Warrant can be exercised by GSP in two tranches at any time prior to the earlier to occur of: (i) the seventh anniversary of the date of the Debenture Agreement, (ii) the third anniversary of the date of the Debenture Agreement in the event that the Company retires the Convertible Debenture on or before such date or (iii) such time as GSP has acquired 50%

of the total number of shares of the Company’s common stock then outstanding on a fully diluted basis. The first tranche is exercisable at $2.00 per share for up to 40% of the Company’s common stock then outstanding on a fully diluted basis and the second tranche is exercisable at $3.00 per share for up to 50% of the Company’s common stock then outstanding on a fully diluted basis.

The foregoing summaries of the Debenture Agreement, the Convertible Debenture and the Warrant, do not purport to be complete and are qualified in their entirety by reference to the complete text of the Debenture Agreement, the Convertible Debenture and the Warrant, as well as the Registration Rights Agreement and Security Agreement associated therewith, in each case, as amended to date, which are filed as Exhibits (e)(6) through (e)(14) hereto and are incorporated herein by reference.

The Debenture Agreement, the Convertible Debenture and the Warrant, contain certain provisions applicable and/or triggered by the transactions contemplated by the Merger Agreement, including participation rights, event of default provisions and advance notice requirements. These provisions, and other matters relating to the Debenture Agreement, the Convertible Debenture and the Warrant, are addressed in the Agreement Concerning Debenture by and among IDEX, Purchaser, GSP, and Abraxis described in Item 3(b) below.

Strategic Collaboration Agreement with Celgene Corporation and Abraxis BioScience, LLC

GSP is a wholly owned subsidiary of Abraxis BioScience, LLC (“Abraxis”). On October 15, 2010, Abraxis was acquired by Celgene Corporation (“Celgene”), and is now itself a wholly owned subsidiary of Celgene. On January 10, 2011, the Company entered into a Strategic Collaboration Agreement with Celgene and Abraxis (the “Collaboration Agreement”), pursuant to which the parties agreed to the termination of a prior strategic collaboration agreement (the “Original Agreement”) in place between the Company and Abraxis and to certain exclusivity arrangements, in each case, effective as of the Acceptance Time. Pursuant to the Collaboration Agreement, the parties have agreed to an exclusivity arrangement whereby the Company will, subject to certain exceptions, sell only to Celgene (and its subsidiaries), and Celgene (and its subsidiaries) will purchase only from the Company, certain fluid processor equipment and services related thereto using certain of the Company’s technology, for use by Celgene in an agreed upon field of use (the “Field”). In addition, the Collaboration Agreement includes the parties agreement to cooperate to explore the possibility of developing specialized equipment for Celgene and intellectual property relating thereto, and provides that to the extent the Company and Celgene jointly contribute to the development of any new intellectual property for the use of fluid processors in the Field, that such intellectual property will be owned jointly by the parties and that following the termination of the Collaboration Agreement, Celgene will receive a fully paid-up exclusive license to all such jointly developed intellectual property for use within the Field, and the Company will receive a paid-up exclusive license to all such jointly developed intellectual property for use outside of the Field. The Collaboration Agreement has a term of 10 years commencing from its effective date, subject to its earlier termination by Celgene in the event Celgene determines that the equipment to be purchased is no longer suitable for the purposes contemplated under the agreement. In the event the Agreement Concerning Debenture described in Item 3(b) below is terminated, the Collaboration Agreement will be null and void and the Original Agreement will remain in full force and effect.

Confidentiality Agreement with Global Strategic Partners, LLC and its Affiliates

On November 4, 2010, the Company entered into a confidentiality agreement with GSP, Abraxis, and Celgene (the “GSP Confidentiality Agreement”), pursuant to which Celgene, Abraxis, and GSP agreed to keep confidential and use only for specified purposes certain information provided by the Company for purposes of evaluating the transactions contemplated by the Merger Agreement, including the entry into the Agreement Concerning Debenture with IDEX described in Item 3(b) below.

The foregoing summary is qualified in its entirety by reference to the complete text of the GSP Confidentiality Agreement, which is filed herewith as Exhibit (e)(15) and is incorporated herein by reference.

(b)	Arrangements with Purchaser and IDEX.

Merger Agreement

The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to the Schedule TO and Exhibit (a)(1)(C) to this Schedule 14D-9, are incorporated in this Schedule 14D-9 by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement (including documents referenced to therein) governs the contractual rights among the Company, IDEX and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or IDEX in the Company’s or IDEX’s public reports filed with the SEC. In particular, the Merger Agreement and summary of the Merger Agreement contained in the Offer to Purchase are not intended to be, and should not be, relied upon as disclosures regarding any facts or circumstances relating to the Company or IDEX. The representations and warranties set forth in the Merger Agreement were negotiated with the principal purpose of (i) establishing the circumstances under which Purchaser may have the right not to consummate the Offer, or IDEX or the Company may have the right to terminate the Merger Agreement and (ii) allocating risk between the parties, rather than establishing matters as facts. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable under federal securities laws.

Representation on Board of Directors

The Merger Agreement provides that, effective upon the Acceptance Time and at all times thereafter, IDEX will be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company’s Board of Directors as is proportional to the number of Shares then owned directly or indirectly by IDEX. The Company is required under the Merger Agreement, upon request by IDEX following the Acceptance Time, to take all actions necessary to enable IDEX’s designees to be elected or appointed to the Company’s Board of Directors, including by (i) promptly filling vacancies or newly created directorships on the Company’s Board of Directors, (ii) promptly increasing the size of the Company’s Board of Directors (including by amending the Company’s By-Laws if necessary to increase the size of the Company Board) and/or (iii) promptly securing the resignations of such number of its incumbent directors as is necessary to provide IDEX with such level of representation, and shall cause IDEX’s designees to be so elected or appointed at such time.

Confidentiality Agreement

The Company and IDEX entered into a unilateral confidentiality and non-disclosure agreement with an effective date of November 24, 2009 (the “Confidentiality Agreement”) in connection with IDEX’s consideration and evaluation of potential opportunities of mutual interest to the Company and IDEX. Pursuant to the Confidentiality Agreement, the Company provided certain non-public information about the Company to IDEX, which IDEX, on behalf of itself and its subsidiaries, agreed, subject to certain customary exceptions and without the prior written consent of the Company, to keep confidential, and, unless otherwise approved by the Company, to abide by certain standstill restrictions regarding the Company’s securities, its management, board of directors and policies, and actions with respect to combination or acquisition transactions involving the Company, for a period of one year following the effective date of the Confidentiality Agreement.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (e)(16) hereto and is incorporated herein by reference.

Exclusivity Agreement

IDEX and the Company entered into an exclusivity agreement, dated June 8, 2010, as amended and restated effective as of July 23, 2010 (the “Exclusivity Agreement”), in connection with the negotiation of a possible transaction involving IDEX and the Company. Under the Exclusivity Agreement, the Company agreed to negotiate in good faith exclusively with IDEX during the exclusivity period and to refrain from soliciting, negotiating or accepting alternative proposals for certain other strategic transactions with a party other than IDEX. The exclusivity period had an initial expiration time of 11:59 p.m., Central Standard Time, on July 23, 2010, which was extended by amendment until 11:59 p.m., Central Standard Time, on September 30, 2010, subject to automatic extensions of successive 15 day periods until the earlier of (i) such time as the Agreement Concerning Debenture described below had been entered into or (ii) 11:59 p.m., Central Standard Time, on November 15, 2010. The Company also agreed to pay to IDEX up to $200,000 of its outside legal fees and expenses incurred in connection with the transactions contemplated under the Merger Agreement from and after July 26, 2010 if the Agreement Concerning Debenture was not entered into, which amount did not become due.

The foregoing summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Exclusivity Agreement, which is filed as Exhibit (e)(17) hereto and is incorporated herein by reference.

Company Director and Executive Officer Relationships with IDEX

As of the date of this Schedule 14D-9, the Company has not entered into any new employment agreements with its executive officers in connection with the Merger, nor amended or modified any existing employment agreements in connection with the Merger, and it is currently anticipated that the Company’s existing employment agreements will remain in effect following the Effective Time. Although it is possible that the Company’s executive officers will enter into new arrangements with IDEX or its affiliates following the Effective Time regarding employment matters, there can be no assurance that the parties will reach agreement, and these matters will be subject to negotiations and discussion.

Tender and Support Agreements

In connection with, and as a condition to, the execution of the Merger Agreement, Irwin Gruverman, the Company’s former Chief Executive Officer and a significant stockholder, along with his spouse, and each of the Company’s directors and executive officers entered into a tender and support agreement with IDEX and Purchaser (the “Support Agreements”), which provide, among other things, that these stockholders will, subject to the termination of the Support Agreements, (i) tender in the Offer (and not to withdraw) all Shares beneficially owned as of the date of the Merger Agreement or thereafter acquired by them, (ii) vote such shares in support of the Merger in the event stockholder approval is required to consummate the Merger pursuant to the DGCL and against any competing transaction or event that would impede, frustrate, prevent or nullify the transactions contemplated by the Merger Agreement, (iii) not otherwise transfer any of their Shares or Options except as permitted under the Support Agreements, and (iv) refrain from soliciting, negotiating or accepting alternative proposals for certain other strategic transactions involving the Company with a party other than IDEX, and to provide notice to IDEX of any potential alternative proposals. Notwithstanding the no solicitation provisions contained in the Support Agreements, the Support Agreements do not limit the rights of any of the parties who is an officer or director of the Company from, acting solely in his capacity as an officer or director, fulfilling the obligations of such office or performing any obligations required by fiduciary duties. The Shares subject to the Support Agreements represent approximately 17% of the outstanding Shares, as of January 21, 2011.

In addition, each Support Agreement includes the stockholder’s acknowledgement and agreement that any unexpired and unexercised Options held by such stockholder will, upon the Acceptance Time, be cancelled in exchange for the consideration described above in Item 3(a) under the heading “Treatment of Options and Share Purchases under Employee Stock Purchase Plan.”

If the Offer is terminated or withdrawn by Purchaser, or the Merger Agreement is terminated prior to the completion of the Offer, IDEX and Purchaser are required to promptly return all tendered Shares to the registered holders of the Shares tendered in the Offer. If the Merger is completed, each of the parties to the Support Agreements has agreed to waive and not to exercise any appraisal rights nor to dissent from the Merger.

The Support Agreements, and all rights and obligations of IDEX, Purchaser and the stockholders party thereto, will terminate on the earlier of: (i) the date on which the Merger Agreement is terminated in accordance with its terms; (ii) the Effective Time; and (iii) the delivery of written notice of termination by the stockholders party thereto to IDEX, following any amendment to the Merger Agreement that is materially adverse to the stockholders party thereto and effected without the prior written consent of the stockholders party thereto; provided, however, that in certain circumstances where the Merger Agreement is terminated and at such time an Acquisition Proposal (as defined in the Merger Agreement) has been publicly announced or otherwise communicated to the Company, certain provisions contained in the Support Agreements will remain in effect for six months following the termination of the Merger Agreement.

The foregoing summary of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the complete text of the form of Support Agreement, which is filed as Exhibit (e)(18) hereto, and the Support Agreement with Marjorie Gruverman, which is filed as Exhibit (e)(19) hereto, both of which are incorporated herein by reference.

Agreement Concerning Debenture

In connection with, and as a condition to, the execution of the Merger Agreement, IDEX, Purchaser, GSP, and Abraxis, entered into an Agreement Concerning Debenture (the “Agreement Concerning Debenture”) pursuant to which, at and effective upon the Acceptance Time, subject to the termination of the Agreement Concerning Debenture (i) IDEX will purchase the Convertible Debenture from GSP at a purchase price equal to the sum of (A) the Offer Price multiplied by the quotient of (x) the then outstanding amount of principal and accrued and unpaid interest on the Convertible Debenture divided by (y) $1.25, rounded to the nearest share, less (B) $1,500,000, and the Convertible Debenture will be assigned and transferred to IDEX, (ii) the Debenture Agreement will be terminated and (iii) the Warrant will be cancelled.

In addition, under the Agreement Concerning Debenture, GSP (i) irrevocably waived its participation right under the Debenture Agreement with respect to the transactions contemplated by the Merger Agreement, (ii) agreed that the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, will not constitute an “Event of Default” under the Convertible Debenture, (iii) irrevocably waived its right to receive prior notice of the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, under the Warrant, (iv) agreed not to purchase any Shares or otherwise acquire direct or indirect beneficial or record ownership of any Shares. The Agreement Concerning Debenture also requires GSP and Abraxis to refrain from soliciting, negotiating or accepting alternative proposals for certain other strategic transactions involving the Company with a party other than IDEX, and to provide notice to IDEX of any potential alternative proposals and (v) agreed not to convert the Convertible Debenture or any portion thereof.

The Agreement Concerning Debenture, and all rights and obligations of IDEX, Purchaser, GSP, and Abraxis, will terminate on the earlier of (i) the date on which the Merger Agreement is terminated in accordance with its terms; (ii) the Effective Time; and (iii) the delivery of written notice of termination by GSP to IDEX, following any amendment to the Merger Agreement that is materially adverse to GSP and effected without GSP’s prior written consent; provided, however, that in certain circumstances where the Merger Agreement is terminated and at such time an Acquisition Proposal (as defined in the Merger Agreement) has been publicly announced or otherwise communicated to the Company, certain provisions contained in the Agreement Concerning Debenture will remain in effect for six months following the termination of the Merger Agreement.

The foregoing summary is qualified in its entirety by reference to the Agreement Concerning Debenture, which is filed herewith as Exhibit (e)(20) and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation of the Company Board.

At a meeting of the Company Board held on January 10, 2011, the Company Board unanimously: (1) determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, (2) adopted and approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (3) declared the advisability of the Merger Agreement and resolved to recommend that the Company’s stockholders tender their Shares in the Offer and, to the extent applicable, adopt the Merger Agreement and approve the Merger and the other transactions contemplated by the Merger Agreement.

The Company Board unanimously recommends that the Company’s stockholders ACCEPT the Offer and tender their Shares pursuant to the Offer.

A copy of the letter to the Company’s stockholders communicating the Company Board’s recommendation, as well as a joint press release, dated January 11, 2011, issued by the Company and IDEX announcing the Offer, are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(I) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

(b)	Background and Reasons for the Company Board’s Recommendation.

Background of the Offer

The Company Board has regularly reviewed and assessed the Company’s business strategies and objectives, together with the various trends and conditions affecting the Company’s business and the markets in which it operates, all with the goal of enhancing stockholder value. In connection with these reviews and assessments, the Company Board has periodically considered a range of strategic approaches, including remaining a stand-alone, independent company, acquiring other companies or lines of business, entering into collaboration and licensing transactions, and discussing the relative advantages and disadvantages of engaging in a business combination with a potential acquirer. As part of its periodic consideration of strategic alternatives, during mid-2009, management of the Company and its advisors began to explore strategic options that might be available to the Company, including the potential for a sale of the Company to another entity in order to maximize the value of the Company for its stockholders.

In mid-October of 2009, a representative of IDEX contacted Michael C. Ferrara, President and Chief Executive Officer of Microfluidics, to discuss a potential relationship between IDEX and Microfluidics. Mr. Ferrara requested that the management team of IDEX meet with the management team of Microfluidics to discuss a potential relationship.

On November 24, 2009, the Company and IDEX entered into a non-disclosure agreement with respect to the confidentiality and use of technical and business information to be shared in connection with a potential relationship between the two companies.

On December 1, 2009, representatives from IDEX met with representatives from Microfluidics at the Company’s headquarters in Newton, Massachusetts to discuss a potential relationship. The parties held a preliminary discussion as to the rationale for a strategic relationship.

From December 2009 through February 2010, the Company’s management contacted 19 investment banks and began to review proposals from several of those investment banks to serve as a strategic financial advisor to the Company. This process included in-person meetings and presentations by the investment banks on their relative experience in the merger and acquisition process, strategies for identifying competing bidders, proposed approaches for assisting the Company in evaluating strategic alternatives, and fee structures.

On February 18, 2010, the Company Board held a meeting, attended by a representative from the Company’s regular outside legal counsel, to discuss the engagement of an investment banker. Mr. Ferrara presented his findings to the Company Board, using materials provided by the investment banks that had been summarized by Mr. Ferrara and distributed to the Company Board prior to the meeting, with respect to the process that had been undertaken by the Company’s management to identify potential strategic financial advisors and recommended that the Company Board consider four strategic financial advisor candidates from the broader group referenced above. Mr. Ferrara also reported that, based on discussions with various financial advisors, the principal driver of value for a strategic acquirer would likely be the Company’s technology. After discussions, the Company Board decided to meet with three of the candidates to serve as the Company’s financial advisor at the Company Board meeting scheduled for March 4, 2010.

On March 4, 2010, the Company Board held a meeting, attended by a representative from the Company’s regular outside legal counsel, at which they further discussed the engagement of an investment bank. Mr. Ferrara reported that the Company’s management, along with the Chairman of the Company Board, had interviewed eight investment banks and had narrowed the group to four candidates, three of which made presentations to the Company Board at the meeting. Following the presentations and discussions, the Company Board concluded that the Company should engage an investment bank to advise the Company Board on strategic alternatives, including the feasibility of a sale of the Company as a means to maximize stockholder value. The Company Board instructed Mr. Ferrara to discuss proposed fees for services with two of the candidates.

On March 18, 2010, the Company Board held a meeting, attended by a representative from the Company’s regular outside legal counsel, to discuss the status of the discussions with two potential investment banks and to determine whether to engage one of the firms to serve as the Company’s strategic financial advisor and assist the Company in exploring the possibility of a strategic transaction. Mr. Ferrara reviewed with the Company Board his recommendation that the Company Board engage America’s Growth Capital, LLC (“America’s Growth Capital”) to serve in this role. A written summary of Mr. Ferrara’s recommendation had been distributed to the members of the Company Board for their consideration prior to the meeting. Following discussions, the Company Board voted to approve the retention of America’s Growth Capital and authorized Mr. Ferrara to negotiate the terms of an engagement agreement with America’s Growth Capital under which it would act as the financial advisor to the Company.

On April 1, 2010, the Company Board authorized Mr. Ferrara to execute an engagement letter with America’s Growth Capital and on the same day the Company engaged America’s Growth Capital as its exclusive financial advisor.

On April 7, 2010, with the approval of the Company Board, the Company engaged Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz Levin”) as its legal advisor for the process of considering strategic alternatives.

On April 19, 2010, the Company Board held a meeting by teleconference, attended by representatives from America’s Growth Capital and Mintz Levin, to discuss next steps and upcoming meetings with potential strategic partners. America’s Growth Capital provided the Company Board with an overview of the strategic alternatives process. During that meeting, the Company Board discussed with Mintz Levin the Company Board’s fiduciary duties and other legal aspects of the process.

On April 20, 2010, representatives from IDEX met with representatives of Microfluidics at the Company’s corporate headquarters in Newton, Massachusetts to discuss the Company, including its history, operations, technology, products, marketing and financial statements. The parties began to discuss the rationale for a strategic transaction, and IDEX indicated that it would be interested in presenting a proposal to acquire the Company.

Between April 30, 2010 and June 14, 2010, America’s Growth Capital, at the Company’s instruction, contacted 102 entities to solicit their interest in a potential strategic transaction involving the Company. A copy of a non-confidential, code-named written description and summary of the Company’s business that was prepared by America’s Growth Capital and management of the Company and provided to these entities was also provided to the Company Board. The Company entered into, or had previously entered into, separate confidentiality agreements with eight potential strategic acquirers, and provided confidential and non-confidential information to those interested parties in furtherance of their respective due diligence investigations of the Company.

On May 4, 2010, a representative of America’s Growth Capital contacted a representative of Abraxis in order to inform them of the commencement of the strategic sell-side auction process. The purpose of this contact was to ascertain whether Abraxis would be interested in participating in the auction process.

On May 7, 2010, after being notified of the strategic sell-side auction process being commenced by America’s Growth Capital at the direction of the Company Board, Abraxis sent Microfluidics a letter restating its rights under the Convertible Debenture and its desire to be involved as a participant in discussions between the Company and any potential third party acquirer.

On May 8, 2010, IDEX verbally indicated to the Company that it believed the Company to have an enterprise value of $18 million.

On May 10, 2010, the Company received a non-binding proposal in the form of a letter from IDEX to acquire all of the outstanding securities of the Company for cash consideration based on an enterprise value of $20 million, subject to completion of due diligence and definitive agreements and a 60-day period during which the Company would be obligated to conduct exclusive negotiations with IDEX regarding the potential transaction.

On May 11, 2010, Mr. Ferrara, in consultation with representatives from America’s Growth Capital and Mintz Levin, distributed to the Company Board a copy of the letter from IDEX and a summary of the proposal.

On May 12, 2010, Mr. Ferrara contacted Mintz Levin and America’s Growth Capital and further discussed IDEX’s proposal. Also, a representative of America’s Growth Capital, in consultation with management of the Company and representatives of Mintz Levin, responded to the letter from IDEX and indicated, among other things, its view that the enterprise value of the Company at that time was $31.3 million. A representative of America’s Growth Capital proposed a 30-day exclusivity period, subject to an additional 15-day extension if necessary for the completion of transaction documents. A representative of America’s Growth Capital also provided IDEX with supporting documentation for the proposed increase in the Company’s enterprise value, including an analysis of publicly disclosed transactions completed by IDEX in the last two years, an analysis of the Company’s expected revenue for the twelve month period ending June 30, 2010, and a summary of the aggregate enterprise and equity valuations for the Company. IDEX declined to increase its proposed valuation.

On May 24, 2010, the Company Board participated in a teleconference, attended by representatives from America’s Growth Capital and Mintz Levin, to discuss, among other things, pursuing a possible acquisition of the Company by the potential strategic acquirers contacted by America’s Growth Capital as a part of the strategic sell-side auction process. Mr. Ferrara, in consultation with representatives of America’s Growth Capital and Mintz Levin, provided the Company Board with a written update regarding the process for such a transaction for their consideration prior to the meeting. At this meeting, the Company Board authorized America’s Growth Capital and Mr. Ferrara to continue discussions with the group of potential strategic acquirers they had contacted, including those parties who had executed confidentiality agreements.

During May 2010 and June 2010, Mr. Ferrara and America’s Growth Capital continued to engage in discussions with other potential strategic acquirers that had executed confidentiality agreements with the Company. None of those potential acquirers indicated a desire to pursue a strategic transaction. Mr. Ferrara, in consultation with representatives of America’s Growth Capital and Mintz Levin, also continued to provide the Company Board with written status updates with respect to the overall process throughout this period.

On June 7, 2010, Larry Kingsley, Chief Executive Officer of IDEX, Frank Notaro, General Counsel of IDEX, Daniel Salliotte, IDEX’s Vice President of Strategy and Business Development, Kevin Hostetler, IDEX’s Vice President & Group Executive — Fluid Metering Technologies, Mr. Ferrara, Peter F. Byczko, Vice President of Finance and Chief Accounting Officer, Secretary and Treasurer of Microfluidics, and a representative of America’s Growth Capital, met at the offices of Latham & Watkins LLP (“Latham”), counsel to IDEX, in Chicago to make respective presentations to Microfluidics and IDEX and to discuss further the terms of a potential acquisition of Microfluidics by IDEX and strategic merits.

On June 8, 2010, Mr. Ferrara, in consultation with representatives of America’s Growth Capital and Mintz Levin, provided the Company Board with a written update with respect to the Company’s meeting with IDEX in Chicago.

On June 9, 2010, the Company received a second non-binding proposal in the form of a letter from IDEX, dated June 8, 2010, to acquire all of the outstanding securities of Microfluidics for cash consideration based on an enterprise value of $23.5 million, an approximate 30% increase from IDEX’s initial verbal indication on May 8, 2010, subject to completion of due diligence and definitive agreements and a 45-day period of exclusivity, subject to an additional 15-day extension if necessary for the completion of transaction documents.

Also on June 9, 2010, Mr. Ferrara, in consultation with representatives of America’s Growth Capital and Mintz Levin, notified the Company Board of the non-binding letter of intent it received from IDEX and a copy of the letter of intent was distributed to the Company Board in preparation for the Company Board meeting to be held on June 14, 2010.

On June 14, 2010, the Company Board held a meeting by teleconference, attended by representatives of America’s Growth Capital and Mintz Levin, to discuss the letter that had been received from IDEX and the request that had been made by IDEX for a period of exclusive negotiations. During that meeting, the Company Board discussed with Mintz Levin the Company Board’s fiduciary duties in connection with the proposal from IDEX, and reviewed the process that had been undertaken by America’s Growth Capital, at the instruction of the Company Board, and Microfluidics’ management to gauge the interest of other potential parties in a strategic transaction involving the Company. In particular, the Company Board noted that IDEX was the only potential acquirer that had submitted a proposal, and that none of the other potential acquirers indicated a willingness to pursue a potential strategic transaction. The Company Board also discussed the other strategic alternatives potentially available to the Company. Following the discussion, the Company Board determined that it would be advisable and appropriate to enter into an exclusive dealing period with IDEX. Management of the Company was authorized to negotiate the terms of an exclusivity agreement within the parameters authorized by the Company Board.

On June 14, 2010, the Company executed an exclusivity agreement with IDEX, effective until July 23, 2010, in anticipation of a potential transaction between the two companies.

On June 16, 2010, Latham delivered a due diligence request list to America’s Growth Capital and Mintz Levin.

On June 21, 2010, Latham delivered a form of confidentiality agreement between the Company and Abraxis in anticipation of tri-party discussions regarding the potential transaction.

On June 23, 2010, the Company opened an electronic data room wherein IDEX and its legal advisors could review extensive confidential and non-confidential documentation pertaining to the Company and its subsidiary.

During the period between June 23, 2010 through the signing of the Merger Agreement, IDEX and its legal advisors conducted an extensive due diligence review of the Company and its business, by reviewing documents that had been posted in Microfluidics’ electronic data room and conducting due diligence discussions with the Company’s management.

On June 30, 2010, Mr. Ferrara, in consultation with representatives of America’s Growth Capital and Mintz Levin, provided the Company Board with a written update with respect to the status of the potential transaction between IDEX and the Company.

On July 8, 2010, representatives from IDEX met with representatives from Microfluidics and America’s Growth Capital at the Company’s headquarters in Newton, Massachusetts to discuss the Company’s operations, products, technology and marketing.

On July 9, 2010, Mr. Ferrara, in consultation with representatives of America’s Growth Capital and Mintz Levin, provided the Company Board with a written update with respect to the Company’s meeting with IDEX on the previous day.

On July 23, 2010, representatives of the Company and IDEX informally agreed to extend the exclusivity period through July 30, 2010 to facilitate a teleconference among the Chief Executive Officers of IDEX, the Company and Abraxis, which was to be held on July 26, 2010 to discuss the potential transaction between IDEX and the Company.

Also on July 23, 2010, Mr. Ferrara, in consultation with representatives of America’s Growth Capital and Mintz Levin, provided the Company Board with a written status update and a copy of a briefing document that was provided to Bruce Wendel, Chief Executive Officer of Abraxis, in preparation for the teleconference that was scheduled to occur on July 26, 2010.

On July 26, 2010, Messrs. Kingsley, Ferrara and Wendel participated in a conference call to discuss the potential transaction between IDEX and the Company. At this time, Mr. Wendel informed Mr. Ferrara and Mr. Kingsley that, as had been publicly announced on June 30, 2010, Abraxis had signed a definitive agreement to be acquired by Celgene Corporation (“Celgene”), and that as a result, Abraxis would be unable to sign the proposed confidentiality agreement prepared by Latham and unable to devote any attention to the request from the Company regarding the treatment of the Convertible Debenture and the Warrant in the potential transaction until its acquisition by Celgene was completed. Mr. Wendel also informed the Company that the acquisition of Abraxis by Celgene was expected to be completed in mid-September 2010. Although this development presented a significant potential delay in the time frame in which the potential transaction could be completed, IDEX indicated to the Company that it maintained its interest in pursuing the potential transaction given the strategic fit that it perceived between the Company’s and IDEX’s respective businesses.

Also on July 26, 2010, the Company Board held a meeting to discuss the potential transaction. Representatives of America’s Growth Capital and Mintz Levin were also in attendance. America’s Growth Capital and Mintz Levin updated the Company Board on the status of the potential transaction and the due diligence process, described upcoming calls to address specific issues between IDEX and the Company, informed the Company Board of the likely delay associated with the Abraxis-Celgene transaction, and discussed negotiations with regard to the exclusivity period in view of such delay. The Company Board discussed the Company’s options for proceeding with a strategic transaction without the participation of Abraxis, and determined that as a result of the structure of the Convertible Debenture and the Warrant, the opportunities to pursue a transaction without Abraxis’ support were extremely limited in light of Abraxis’ right to acquire 50% of the Company’s common stock pursuant to the Convertible Debenture and Warrant. Moreover, after undergoing an extensive auction process to identify other potential third party acquirers, IDEX was the only third party that submitted a proposal for a potential transaction and the only third party which indicated a desire to pursue a potential strategic transaction. Accordingly, the Company Board determined that it would be beneficial to extend exclusivity with IDEX for a reasonable period of time following the consummation of the Abraxis-Celgene transaction. The Company Board directed Mr. Ferrara, America’s Growth Capital, and Mintz Levin to negotiate an extension of the exclusivity period with IDEX and to report back to the Company Board.

On July 28, 2010, Latham, on behalf of IDEX, delivered an amended and restated exclusivity agreement to America’s Growth Capital and Mintz Levin, which included an expense reimbursement provision in the event Abraxis did not agree to support the proposed transaction under certain circumstances.

Also on July 28, 2010, the Company Board held a meeting, with representatives of America’s Growth Capital and Mintz Levin participating, to discuss the potential transaction. America’s Growth Capital and Mintz Levin discussed the changes to the exclusivity agreement received from IDEX, a summary of which was provided to the Company Board for their consideration prior to the meeting, and other matters concerning the potential transaction.

On July 29, 2010, a representative of America’s Growth Capital communicated the Company Board’s proposed changes to the exclusivity agreement to IDEX and Latham.

On July 30, 2010, Mr. Ferrara, in consultation with representatives of America’s Growth Capital and Mintz Levin, distributed a further revised draft of the exclusivity agreement along with correspondence relating to the agreement to the Company Board for their review and consideration. Upon review, the Company Board approved the terms of the exclusivity agreement. The Company and IDEX then entered into an amended and restated exclusivity agreement, effective as of July 23, 2010, to extend the exclusivity period regarding negotiations surrounding the potential transaction until September 30, 2010. The agreement further provided that, if Abraxis had not entered into an agreement to support the proposed transaction by September 30, 2010, the exclusivity period would be automatically extended for successive fifteen calendar day periods until such agreement had been entered into or until the occurrence of certain other events. The agreement also provided that, if Abraxis had not entered into an agreement to support the proposed transaction by November 15, 2010 (or earlier upon the occurrence of certain other events), the Company would reimburse IDEX for up to $200,000 of its outside legal fees and expenses incurred in connection with the potential transaction from and after July 26, 2010.

On August 6, 2010, Latham delivered an initial draft of the Merger Agreement to Mintz Levin.

During the period between August 6, 2010 through the signing of the Merger Agreement, negotiations regarding the Merger Agreement took place among IDEX, the Company, America’s Growth Capital, Latham and Mintz Levin, including, but not limited to, negotiations regarding provisions relating to the definition of a material adverse effect permitting termination of the Merger Agreement, non-solicitation commitments, provisions allowing the Company to terminate the Merger Agreement if necessary in order to allow the Company Board to satisfy its fiduciary duties, a termination fee and expense reimbursement in the event of certain possible termination events, the scope of representations and warranties of each party, conditions to the Offer, and a determination of the Offer Price based upon an enterprise value of $23.5 million. Also during this period, Mr. Ferrara, in consultation with representatives of America’s Growth Capital and Mintz Levin, continued to provide the Company Board with updates regarding these negotiations and the status of the potential transaction.

On August 13, 2010, attorneys from Latham had a legal due diligence call with members of the Company’s management team, representatives from America’s Growth Capital and the Company’s regular outside legal counsel.

On August 18, 2010, Mintz Levin provided Latham with a revised draft of the Merger Agreement. During the period between August 18, 2010 through the signing of the Merger Agreement, negotiations took place among IDEX, the Company, America’s Growth Capital, Mintz Levin and Latham regarding the price per share to be paid in the potential transaction, including IDEX’s right to decrease such price in the event the Company’s transaction-related and certain other expenses exceeded a specified amount.

Also on August 18, 2010, Latham delivered an initial draft of the Agreement Concerning Debenture and a draft form of the Tender and Support Agreement to Mintz Levin for review and comment, to be signed by all members of the Company Board and all of the Company’s executive officers, as well as Irwin Gruverman and Joseph Daly, two of the Company’s largest stockholders. During the period between August 18, 2010 through the signing of the Merger Agreement, IDEX, the Company, America’s Growth Capital, Latham and Mintz Levin conducted negotiations regarding the terms of the Tender and Support Agreement, particularly the length and extent of the commitments required thereby, and the number and identity of stockholders who would be party to such agreements. As a part of these negotiations, IDEX agreed not to require a Tender and Support Agreement from Mr. Daly.

On August 20, 2010, representatives from IDEX, including Mr. Kingsley and Mr. Hostetler, met with representatives from Microfluidics, including Mr. Ferrara, Mr. Byczko, Dr. Thomai Panagiotou, Microfluidics’ Chief Technology Officer, and other members of the management of the Company, at the Company’s corporate headquarters in Newton, Massachusetts to evaluate and discuss the Company’s MRT technology, current products in the market and other growth activities and new products being considered by the Company, as well as other diligence matters.

On August 30, 2010, Latham circulated a revised draft of the Merger Agreement to America’s Growth Capital and Mintz Levin.

On August 31, 2010, the Company Board met telephonically, with representatives of America’s Growth Capital and Mintz Levin in attendance, to discuss the status of the potential transaction. Management of the

Company and Mintz Levin updated the Company Board on the status of the negotiations that had been held to date with IDEX and highlighted significant open points in the revised draft Merger Agreement and the related Tender and Support Agreement. A representative of America’s Growth Capital reviewed the process that had been conducted to date. Following discussions, the Company Board authorized management to continue negotiations with respect to the potential transaction with IDEX.

On September 8, 2010, a representative of America’s Growth Capital discussed the purchase price and related financial matters with Messrs. Salliotte and Notaro of IDEX, confirming the Offer Price of $1.40 per Share based upon the $23.5 million enterprise valuation and taking into consideration various factors negotiated and reflected in the Merger Agreement.

On September 15, 2010, attorneys from Mintz Levin and Latham, along with representatives from America’s Growth Capital and IDEX, convened a conference call to discuss open issues in the transaction documents, including the price per share to be paid in the potential transaction. The call participants resumed their discussion of open issues on September 29, 2010.

During the period from September 16 through November 3, 2010, the attorneys exchanged multiple drafts of the Merger Agreement and the related Tender and Support Agreement.

On October 1, 2010, Mintz Levin delivered to Latham an initial draft of the Company’s disclosure schedule to the Merger Agreement.

On October 7, 2010, the Company Board met telephonically, with representatives of America’s Growth Capital and Mintz Levin participating, to discuss the proposed Merger Agreement and other matters related to the potential transaction. America’s Growth Capital and Mintz Levin updated the Company Board on the status of negotiations with IDEX, and the Company Board also discussed the status and expected timing of the Abraxis-Celgene transaction. Following discussions, the Company Board requested that Mintz Levin provide a revised draft of the Merger Agreement and related agreements prior to the Company Board meeting scheduled for October 20, 2010.

On October 13, 2010, the stockholders of Abraxis approved the merger of Abraxis with a wholly-owned subsidiary of Celgene at a special meeting of the Abraxis stockholders, and on October 15, 2010, the merger was completed.

Between October 18, 2010 and October 25, 2010, representatives of Microfluidics made several attempts to contact representatives of Abraxis to discuss the potential transaction.

On October 20, 2010, the Company Board held a meeting to discuss the status of the potential transaction with IDEX. Representatives of America’s Growth Capital and Mintz Levin were also in attendance. America’s Growth Capital reviewed the current transaction timeline, and Mr. Ferrara then updated the Company Board on his discussions with IDEX and Abraxis. America’s Growth Capital led a discussion of the proposed transaction consideration, and the price per share to be paid therein. The Company Board reviewed the current draft of the Merger Agreement and related agreements, which had been distributed previously to the Company Board. Following discussions, the Company Board requested that certain proposed changes to the transaction documents be sent to IDEX.

On October 25, 2010, Microfluidics received approval from Abraxis to contact Celgene directly regarding the potential transaction with IDEX.

On October 28, 2010, at the request of IDEX and the Company, a representative of America’s Growth Capital spoke with George Golumbeski, Ph.D., Senior Vice President, Business Development of Celgene and provided the proposed confidentiality agreement requested by IDEX and prepared by Latham.

On October 29, 2010, Mr. Ferrara, in consultation with representatives of America’s Growth Capital and Mintz Levin, provided the Company Board with an update as to the status of the potential transaction with IDEX.

On November 4, 2010, Celgene executed a confidentiality agreement with the Company and the Company sent Dr. Golumbeski the current drafts of the Merger Agreement and the Agreement Concerning Debenture.

Also on November 4, 2010, Mr. Ferrara contacted Dr. Golumbeski and provided him with details of the potential transaction with IDEX.

On November 5, 2010, Mr. Ferrara, in consultation with representatives of America’s Growth Capital and Mintz Levin, provided the Company Board with an update as to the status of the potential transaction and distributed written materials for the Company Board’s consideration in preparation for the Company Board meeting to be held on November 11, 2010.

On November 10, 2010, representatives of Celgene indicated to America’s Growth Capital that, as a condition to Celgene’s agreement to the sale of the Convertible Debenture to IDEX pursuant to the Agreement Concerning Debenture, it would require that certain changes be made to the existing Strategic Collaboration Agreement between the Company and Abraxis, including an extension of the term of the Strategic Collaboration Agreement from November 14, 2011 (the expiration occurring if Abraxis no longer owned any shares of the Company’s common stock on such date) to twenty years from the date of the closing of the transactions contemplated by the Merger Agreement.

On November 11, 2010, the Company Board held a meeting to discuss the potential transaction. Representatives of America’s Growth Capital and Mintz Levin were also in attendance. A representative of America’s Growth Capital updated the Company Board on the status of the potential transaction, including discussions with Celgene regarding the Strategic Collaboration Agreement and the Agreement Concerning Debenture and the actions required to complete these negotiations. A representative of America’s Growth Capital then presented the Company Board with a financial presentation and valuation analysis and rendered its oral opinion, which was subsequently confirmed in writing, that, as of that date, and based upon various assumptions and valuation metrics America’s Growth Capital typically utilizes in its valuation analyses of publicly traded companies, such as comparable precedent transactions, comparable publicly traded companies, discounted cash flow, and stock value premium over market price, among other factors in evaluating a potential transaction, the consideration to be received in the Offer and Merger, taken together, by the holders of the Company’s common stock was fair, from a financial point of view, to such stockholders. Mr. Ferrara and representatives of America’s Growth Capital and Mintz Levin also noted to the Company Board that Celgene’s requested changes to the Strategic Collaboration Agreement could cause a further delay in the time frame on which the potential transaction could be completed or a modification to the terms of the potential transaction but that IDEX remained very interested in pursuing the potential transaction pending Celgene’s final positions regarding such changes to the Strategic Collaboration Agreement.

On November 17, 2010, representatives from America’s Growth Capital, the Company and Celgene discussed certain changes to the Strategic Collaboration Agreement, including a more limited extension of the expiration of such agreement and a reduction in the purchase price for the Convertible Debenture in exchange for such extension.

On November 23, 2010, America’s Growth Capital and Latham, along with IDEX’s intellectual property counsel, discussed certain changes to the scope and duration of the Strategic Collaboration Agreement.

On November 19 and 30, 2010, Mr. Ferrara, in consultation with representatives of America’s Growth Capital and Mintz Levin, provided the Company Board with updates as to the status of the potential transaction and the Celgene discussions.

On November 24, 2010, representatives of IDEX contacted a representative of America’s Growth Capital and informed him that the price per share that IDEX was willing to pay to the stockholders of the Company in the potential transaction was now $1.35 per share, in light of (i) lower than anticipated revenues reported by the Company for its quarter ended September 30, 2010, which had been announced on November 15, 2010, (ii) the delays that the parties had encountered in completing the potential transaction, (iii) the incurrence by IDEX and Microfluidics of significantly higher transaction expenses than initially expected as a result of such delays, and (iv) the long-term potential restrictions on Microfluidics’ ability to take advantage of future business opportunities resulting from the contemplated revisions to the Strategic Collaboration Agreement required by Celgene.

On November 30, 2010, Latham, on behalf of IDEX, provided revised drafts of the Agreement Concerning Debenture and the Strategic Collaboration Agreement to Celgene for its review and comment.

On December 1, 2010, Mr. Ferrara, in consultation with representatives of America’s Growth Capital and Mintz Levin, provided the Company Board with a brief update as to the status of the potential transaction and requested that the Company Board meet on December 3, 2010 to further discuss the transaction.

On December 3, 2010, the Company Board held a meeting to discuss the potential transaction and other matters. Representatives of America’s Growth Capital and Mintz Levin were also in attendance. Mr. Ferrara updated the Company Board on the status of the discussions with Celgene. A representative of America’s Growth Capital also described the decrease to the purchase price per share that had been proposed by IDEX. The Company Board discussed the terms of the Merger Agreement and form of Tender and Support Agreement at length, and representatives of Mintz Levin described and explained the terms of both agreements. Following discussions, the Company Board authorized management and America’s Growth Capital to continue negotiating with IDEX regarding the terms of the potential transaction, including the price to be paid per share.

Beginning on December 7, 2010 through the end of December 2010, America’s Growth Capital and the Company engaged in further discussions with Celgene regarding the Strategic Collaboration Agreement and its potential impact on a transaction.

On December 9, 2010, the Company Board held a meeting to discuss the potential transaction and other matters. Mr. Ferrara, in consultation with representatives of America’s Growth Capital and Mintz Levin, updated the Company Board on the status of the potential transaction and on the status of discussions with Celgene on the Agreement Concerning Debenture and the Strategic Collaboration Agreement.

On December 13, 2010, Celgene circulated a revised draft of the Strategic Collaboration Agreement, which America’s Growth Capital, IDEX and Latham discussed on December 14, 2010, and provided verbal commentary to the Agreement Concerning Debenture.

On January 4, 2011, Celgene, IDEX and the Company agreed in principle upon the terms of the Agreement Concerning Debenture and the Strategic Collaboration Agreement, including a $1.5 million reduction in the purchase price for the Convertible Debenture in exchange for (i) an extension of the term of the Strategic Collaboration Agreement from November 14, 2011 (the expiration occurring if Abraxis no longer owned any shares of the Company’s common stock on such date) to ten years from the date of the closing of the transactions contemplated by the Merger Agreement and (ii) other concessions that IDEX and Microfluidics agreed to accept in the Strategic Collaboration Agreement.

On January 5, 2011, following a discussion with a representative of America’s Growth Capital regarding the Company’s expected financial performance for its quarter ended December 31, 2010 and the amount of transaction-related expenses already incurred by the Company, IDEX agreed to increase the Company’s expense cap set forth in the Merger Agreement from $2.5 million to $2.75 million, thereby reducing the likelihood for a subsequent purchase price adjustment. However, IDEX maintained its reduced Offer Price of $1.35 per Share.

On January 7, 2011, the Company Board held an in-person meeting, with representatives of America’s Growth Capital and Mintz Levin participating. The Company Board received written materials, including a copy of the proposed Merger Agreement and Tender and Support Agreement, for their consideration prior to the meeting. At the meeting, the Company Board received an update with regard to the proposed Merger Agreement, discussed the timeline for completion of the potential transaction, and reviewed the preliminary valuation analysis of America’s Growth Capital as to the fairness, from a financial point of view, of the revised consideration to be received by the holders of the Company’s common stock in the Offer and the Merger. The Company Board reviewed the discussions that had taken place since the last Company Board meeting. America’s Growth Capital gave a detailed presentation of its financial analyses and rendered its oral opinion, which was subsequently confirmed in writing, that, as of that date, and based on various assumptions, qualifications and limitations described in such opinion, the consideration to be received in the Offer and Merger, taken together, by the holders of the Company’s common stock, was fair, from a financial point of view, to such stockholders. The Company Board discussed the terms of the Merger Agreement at length, and representatives of Mintz Levin described and explained the terms of the Merger Agreement. During this discussion, the America’s Growth Capital and Mintz Levin representatives discussed, among other matters, the mechanics of the Offer, including the timing for the commencement and expiration of the Offer, the conditions to IDEX’s obligations to complete the Offer (including the Minimum Tender Condition), the terms of the Top-Up Option, the non-solicitation and fiduciary out provisions and related termination rights of the Company and IDEX and the overall “deal protection” provisions contained in the Merger Agreement, the amount of the termination fee and the circumstances under which it was payable, and the ability of prospective competing bidders to submit to the Company unsolicited acquisition proposals and the Company’s contractual requirements and flexibility with respect thereto. The Company Board also considered that despite the prior marketing of the Company by America’s Growth Capital and the absence of any public announcement of the IDEX process or exclusivity arrangements, the Company received no other written proposals for an acquisition of the Company. Following discussions, the Company Board authorized representatives of America’s Growth Capital and Mintz Levin to continue negotiating with IDEX to finalize all terms of the potential transaction.

Also on January 7, 2011, Mr. Ferrara discussed the proposed transaction with (i) Mr. Gruverman, who agreed to enter into a Tender and Support Agreement, and (ii) Mr. Daly, who declined to support the proposed transaction.

On January 10, 2011, the Company Board held a telephonic meeting, with representatives of America’s Growth Capital and Mintz Levin participating, to discuss the proposed Merger Agreement and to consider whether or not to approve it and recommend that the Company’s stockholders tender their Shares in the Offer and adopt the Merger Agreement. The Board briefly reviewed the activities that had taken place since the last Company Board meeting. America’s Growth Capital delivered its written opinion that, as of that date, and based on various assumptions, qualifications and limitations described in such opinion, the consideration to be received in the Offer and Merger, taken together, by the holders of the Company’s common stock, was fair, from a financial point of view, to such stockholders. After a discussion among the participants to address questions from members of the Company Board, the Company Board, by a unanimous vote, (i) determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, (ii) adopted and approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (iii) declared the advisability of the Merger Agreement and resolved to recommend that the Company’s stockholders tender their Shares in the Offer and adopt the Merger Agreement.

On January 10, 2011, the Strategic Collaboration Agreement and the Agreement Concerning Debenture were executed by the parties thereto after which the Merger Agreement and the Tender and Support Agreements were signed, and on January 11, 2011 the proposed transaction was announced in a joint press release. On January 12, 2011, Mr. Gruverman’s wife entered into a Tender and Support Agreement with respect to the shares of common stock owned by her.

Reasons for the Recommendation of the Company’s Board

The material factors and potential benefits of the Offer and the Merger considered by the Company’s Board of Directors, each of which support the determination and recommendation set forth above, include the following:

•	the recent and historical market prices of the Company’s common stock, including the market price of the Company’s common stock relative to those of other industry participants and general market indices, and the fact that the $1.35 per share cash consideration represents a premium of approximately 69% over the volume-weighted average share price of the Company’s common stock during the 30 trading days ending on January 10, 2011, the last trading day before the announcement of the signing of the Merger Agreement, and a premium of approximately 75% based on the 90-day volume-weighted average share price of the Company’s common stock as of such date;

•	the stock’s volatility, including a 52-week range high-low of $1.20 and $0.66, as well as a lack of liquidity, in particular with respect to the Company’s long-standing major stockholders;

•	the current volatile state of the economy and general uncertainty surrounding forecasted economic conditions in both the near-term and the long-term, globally as well as within the industries in which the Company and its customers operate, including consolidation in the pharmaceutical industry and movement of production to India and China where the Company does not have a strong presence;

•	the increasing and disproportionate costs of operating as a small public company;

•	the Company’s historical performance relative to its operating plan and strategic goals, including the fact that its revenues varied significantly from quarter to quarter, making it difficult to forecast revenues reliably;

•	the increased competition to the Company’s business from much larger-scale competitors;

•	the fact that the Company had conducted a broad canvas of the market with an independent financial advisor that did not result in the submission of any other written proposals for an acquisition of the Company;

•	that the cash consideration of $1.35 per share was the most favorable financial consideration that could be obtained from IDEX;

•	the transaction consideration is all cash, allowing the Company’s stockholders to immediately realize at the closing of the Offer a fair value in cash for their investment and certainty of value for their Shares;

•	the absence of antitrust risk to the consummation of the Offer;

•	the fact that the Company had conducted a sell-side auction process that resulted in the receipt of one proposal, which was submitted by IDEX;

•	the Company’s Board of Directors’ belief that the Offer was more favorable to the Company’s stockholders than the potential value that might result from other alternatives available to the Company, including continuing to operate in the ordinary course of business and pursuing other strategic initiatives;

•	the Company’s Board of Directors’ belief that prospective improvements in the Company’s operating performance and financial results are fairly reflected by the price in the proposed transaction, in light of the risks to the achievement of such improvements, including significant execution risks on a going forward basis;

•	the terms and conditions of the Merger Agreement, including the Company’s ability to consider and respond to, under certain circumstances specified in the Merger Agreement, a bona fide written proposal for an acquisition transaction from a third party prior to the Acceptance Time, and the Company Board’s right, after complying with the terms of the Merger Agreement, to terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal, upon payment of a termination fee and expense reimbursement as specified in the Merger Agreement;

•	the financial analysis of America’s Growth Capital and its opinion dated January 10, 2011 (the full text of which is filed herewith as Exhibit (a)(1)(H) and included in Annex II hereto and incorporated by reference herein) to the Company’s Board of Directors as to the fairness, from a financial point of view and as of the date of the opinion, of the $1.35 per share transaction consideration to be received by holders of the Shares, other than IDEX, Purchaser and their respective affiliates, in the Offer and the Merger, as more fully described below under “Opinion of America’s Growth Capital” beginning on page 24;

•	the availability of statutory appraisal rights to holders of Shares who comply with all of the required procedures under Delaware law, which allows such holders to seek appraisal of the fair value of their Shares as determined by the Delaware Court of Chancery; and

•	the Company’s dependence on a small management team.

The Company’s Board of Directors also considered certain material risks or potentially adverse factors in making its determination and recommendation, including the following:

•	the fact that the $1.35 price per share will represent the maximum price per share receivable by the Company’s stockholders unless the Merger Agreement is terminated in accordance with its terms, and that the Company will cease to be a public company and its stockholders will no longer participate in any future earnings or growth of the Company and therefore will not benefit from any appreciation in the Company’s value, including any appreciation in value that could be realized as a result of improvements to operations;

•	the possibility that, pursuant to the terms of the Merger Agreement, Purchaser may decrease the Offer Price if the aggregate amount of the Company’s expenses related to the transactions contemplated by the Merger Agreement and other payments described therein exceeds or is expected to exceed $2,750,000;

•	the fact that gains from all-cash transactions are generally taxable to the Company’s stockholders for U.S. federal income tax purposes;

•	the fact that some of the Company’s directors and executive officers, as stockholders and/or option holders, may have interests that may differ from those of the Company’s other stockholders;

•	the restrictions on the conduct of the Company’s business prior to the election or appointment of IDEX’s designees to the Company’s Board of Directors, requiring the Company to conduct business only in the ordinary course, subject to specific limitations, which could delay or prevent the Company from undertaking business opportunities that may arise and the length of time between signing and closing when these restrictions are in place;

•	the possibility of disruption to the Company’s operations following the announcement of the Offer;

•	the restrictions on the Company’s ability to consider strategic alternatives and the related costs of accepting an alternative strategic transaction; and

•	the fact that there can be no assurance that the conditions to the Offer or the Merger will be satisfied, and that as a result, the transactions contemplated by the Merger Agreement may not be completed. If the transactions are not consummated, (i) the trading price of the Shares could be adversely affected, (ii) the Company will have incurred significant transaction and opportunity costs attempting to consummate the transactions contemplated by the Merger Agreement, (iii) the Company may have lost business partners and employees after the announcement of the transactions, (iv) the Company’s business may be subject to disruption and (v) the market’s perceptions of the Company’s prospects could be adversely affected.

The foregoing summarizes the material factors considered by the Company’s Board of Directors in its consideration of the Offer and the Merger. After considering these factors, the Company’s Board of Directors concluded that the positive factors relating to the Offer and the Merger outweighed the potential negative factors. In view of the wide variety of factors considered by the Company’s Board of Directors and the complexity of these matters, the Company Board did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Company’s Board of Directors may have assigned different weights to various factors. The Company’s Board of Directors, by a unanimous vote, approved and declared the advisability of the Merger Agreement based upon the totality of the information presented to and considered by it.

Opinion of America’s Growth Capital

The Company’s Board of Directors retained America’s Growth Capital to evaluate the fairness, from a financial point of view, to the holders of the common stock of the Company, of the $1.35 per share price to be received by such holders, other than IDEX, Purchaser and their respective affiliates, in the Offer and the Merger.

In connection with providing the opinion to the Company’s Board of Directors in connection with the transactions contemplated by the Merger Agreement (the “Transaction”), America’s Growth Capital received a fee from the Company for such services pursuant to the terms of the engagement letter with the Company dated as of April 1, 2010, as further described below under Item 5 — “Person/Assets, Retained, Employed, Compensated or Used.”

On January 7, 2011 at a meeting of the Company’s Board of Directors held to evaluate the cash consideration and the Transaction, America’s Growth Capital rendered to the Company’s Board of Directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated January 10, 2011, to the effect that, as of that date and based on and subject to the matters described in its opinion, the $1.35 per share cash consideration to be received by holders of the common stock of the Company (other than IDEX, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders.

The full text of America’s Growth Capital’s written opinion, which describes, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken, is attached as Annex II. America’s Growth Capital’s opinion expressed herein was provided to the Company’s Board of Directors for its information in connection with its evaluation of the $1.35 per share cash consideration from a financial point of view, does not address any other aspect of the Transaction and is not intended to be and does not constitute a recommendation to any shareholder as to whether such shareholder should tender Shares in the Transaction or how such shareholder should vote or act on any matters relating to the Transaction. Holders of the Shares are encouraged to read this opinion carefully and in its entirety. The summary of America’s Growth Capital’s opinion below is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, America’s Growth Capital, among other things:

i.	Reviewed and considered the draft of the Merger Agreement dated January 5, 2011 and the draft of the Agreement Concerning Debenture dated December 30, 2010;

ii.	Reviewed and considered Annual Reports on Form 10-K of Microfluidics for the two fiscal years ended December 31, 2009 and 2008; certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Microfluidics; certain business, financial and other information regarding Microfluidics that was prepared by Microfluidics and was publicly available or furnished to America’s Growth Capital by Microfluidics’ management; and certain internal financial forecasts regarding Microfluidics furnished to America’s Growth Capital by Microfluidics’ management (the “Microfluidics’ Forecasts”);

iii.	Held discussions with the management of Microfluidics concerning the business, past and current operations, financial condition and future prospects of Microfluidics, including discussions with the management of Microfluidics concerning the Microfluidics’ Forecasts and the risks and uncertainties of Microfluidics continuing to pursue an independent strategy;

iv.	Compared Microfluidics’ historical performance to management’s historical forecasts;

v.	Reviewed strategic partnerships and collaborations and considered their potential effects on Microfluidics’ Forecasts;

vi.	Participated in discussions and negotiations among representatives of Microfluidics, IDEX and their respective Transaction advisors;

vii.	Compared the historical and present financial condition of Microfluidics with those of other companies that America’s Growth Capital deemed relevant;

viii.	Compared the proposed financial terms of the Merger Agreement with the financial terms of certain other business combinations and transactions that America’s Growth Capital deemed relevant;

ix.	Considered the results of America’s Growth Capital’s efforts to solicit indications of interest and definitive proposals with respect to a sale of the Company;

x.	Prepared an analysis of the discounted cash flows of Microfluidics;

xi.	Reviewed the stock price and trading history of Microfluidics’ common stock; and

xii.	Considered other information and analyses to the extent deemed relevant by America’s Growth Capital. In addition, America’s Growth Capital conducted discussions with members of senior management and representatives of the Company’s Board of Directors.

In conducting the review and arriving at its opinion, America’s Growth Capital, with the Company’s Board of Directors’ consent, assumed and relied, without any independent investigation on America’s Growth Capital part, upon the accuracy and completeness of all financial and other information provided to America’s Growth Capital by the Company, including its management, or that was prepared by the Company and was publicly available. America’s Growth Capital has not undertaken any responsibility for the accuracy, completeness or reasonableness of, or attempted to independently verify, the information. In addition, America’s Growth Capital has not conducted nor has it assumed any obligation to conduct any physical inspection of the properties or facilities of the Company.

America’s Growth Capital has further relied upon the assurance of management of the Company that it is unaware of any facts or circumstances that would make the information inaccurate, incomplete or misleading in any material respect. America’s Growth Capital has, with the Company’s Board of Directors’ consent, assumed that the Microfluidics’ Forecasts that America’s Growth Capital examined were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company and the other matters covered thereby.

America’s Growth Capital has not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company, nor has America’s Growth Capital been furnished with such materials. America’s Growth Capital has not made any review of or sought or obtained advice of legal counsel regarding legal matters relating to the Company or the Transaction, and America’s Growth Capital understands that the Company has relied and will rely only on the advice of the Company’s legal counsel as to such matters. America’s Growth Capital services to the Company in connection with the Transaction have been comprised of (i) advising members of the Company’s management and the Company’s Board of Directors regarding financial matters relevant to the Transaction, and (ii) rendering an opinion as to the fairness, from a financial point of view, to the holders of the Shares of the Company of the per share price to be received by such holders. The opinion is necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by America’s Growth Capital on the date of the opinion. It should be understood that, although subsequent developments may affect America’s Growth Capital’s opinion, America’s Growth Capital does not have any obligation to update, revise or reaffirm its opinion (except upon the request of the Company in accordance with the engagement letter with the Company) and America’s Growth Capital expressly disclaims any responsibility to do so (except as provided in the engagement letter with the Company).

For purposes of rendering America’s Growth Capital’s opinion, America’s Growth Capital assumed in all respects material to its analysis that the representations and warranties of each party contained in the Merger Agreement are true and correct as of the date of the opinion, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied. America’s Growth Capital also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction to the holders of Microfluidics’ common stock. America’s Growth Capital assumed that the final form of the Merger Agreement and the Agreement Concerning Debenture will be substantially similar to the draft agreements received January 5, 2011 and December 30, 2010, respectively, without material alteration or waiver thereof. America’s Growth Capital also assumed that the per share price will not be reduced due to Transaction expenses of the Company in excess of the Expense Cap (as defined in the Merger Agreement).

In preparing the opinion, America’s Growth Capital performed a variety of financial and comparative analyses that it considered reasonable and appropriate to the Transaction. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. America’s Growth Capital arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, America’s Growth Capital believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying America’s Growth Capital’s analyses and opinion.

In its analyses, America’s Growth Capital considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Microfluidics’ control. No company, transaction or business used in America’s Growth Capital’s analyses as a comparison is identical to Microfluidics or the Transaction, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in America’s Growth Capital’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, America’s Growth Capital’s analyses are inherently subject to substantial uncertainty.

The following is a summary of the material financial analyses reviewed with the Company’s Board of Directors on January 7, 2011 in connection with America’s Growth Capital’s opinion. America’s Growth Capital did not attribute any particular weight to any analysis, methodology or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor; accordingly, America’s Growth Capital’s analyses must be considered as a whole. Considering any portion of such analyses and only certain of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusions expressed herein.

Auction Process/Competitive Bids

America’s Growth Capital conducted a global strategic sell-side auction process as a part of the advisory services contracted by the Company and directed by the Company’s Board of Directors. As a part of that formal process, America’s Growth Capital contacted 102 potential strategic acquirers for the business, eight of which entered into, or had previously entered into, separate confidentiality agreements with the Company to receive confidential information on the Company. The result of the auction process was that the Company received one proposal, which was submitted by IDEX Corporation.

Stock Value Premium Analysis

America’s Growth Capital reviewed publicly available information for selected completed merger or acquisition transactions to determine the premiums paid in the transactions over recent trading prices of the target companies prior to announcement of the transaction. America’s Growth Capital selected these transactions based upon the following criteria: (i) North American transactions; (ii) transaction values below $500 million in enterprise value; (iii) transactions announced after January 1, 2008; and (iv) public technology company targets.

America’s Growth Capital performed its analysis on 107 transactions that satisfied the criteria. This analysis indicated implied equity value premium reference ranges of approximately 35%-41% over the average trading price occurring 1, 30, 60 and 90 trading days prior to announcement, as compared to the 57%-70% premium of the $1.35 per Share cash consideration over the Company’s average trading price occurring 1, 30, 60 and 90 trading days prior to January 7, 2011.

Selected Precedent Transactions Analysis

America’s Growth Capital reviewed the transaction values of the following 6 transactions involving similar businesses with disclosed financial metrics. America’s Growth Capital selected these transactions based upon the following criteria: (i) North American transactions; (ii) latest twelve months target revenue of $50 million or less; and (iii) operating in the life sciences, biotechnology, or instrument-related technology fields.

Acquiror	Target

IDEX Corp.	Fitzpatrick Company, Inc.
FLIR Systems, Inc.	Extech Instruments Corp.
Cell Biosciences, Inc.	Alpha Innotech Corp.
Harvard Bioscience, Inc.	Denville Scientific, Inc.
Waters Corp.	Thar Instruments, Inc.
IDEX Corp.	Quadro Engineering Corp.

America’s Growth Capital reviewed, among other things, transaction values in the selected transactions, calculated as the purchase prices paid for the target companies, as a multiple of latest 12 months revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”). America’s Growth Capital then applied latest 12 months revenue and EBITDA multiples of 1.1x and 8.7x, respectively, derived from the selected transactions to the Company’s estimated revenue and EBITDA for the latest 12 months ended December 31, 2010. Financial data of the selected transactions were based on publicly available information and other information as available at the time of announcement of the relevant transaction. Financial data of the Company were based on latest 12 months available information estimated as of December 31, 2010. This estimated data was based upon estimates of the Company’s management. This analysis indicated an implied per share equity value reference range for the Company of approximately $1.08 to $1.29 per Share, as compared to the $1.35 per Share cash consideration.

Although the selected transactions were used for comparison purposes, none of those transactions is directly comparable to the Transaction and none of the companies in those transactions is directly comparable to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical financial and operating characteristics of the companies involved and other factors that could affect the acquisition value of such companies or the Company.

Comparable Public Companies Analysis

America’s Growth Capital reviewed financial and stock market information of the Company and the following 5 selected publicly traded companies with similar products, similar operating and financial characteristics and servicing similar markets. America’s Growth Capital selected these companies based upon the following criteria: (i) North American companies; (ii) publicly traded; (iii) latest twelve months revenue of $500 million or less; (iv) positive EBITDA; and (v) operating in the life sciences, biotechnology or instrument-related technology fields.

•	Affymetrix, Inc.

•	Lydall, Inc.

•	Harvard BioScience, Inc.

•	Repligen Corp.

•	Key Technology, Inc.

America’s Growth Capital reviewed, among other things, enterprise values of the selected companies, calculated as fully diluted equity value based on closing stock prices on January 6, 2011, plus debt, minority interest and preferred stock, less cash and equivalents, as a multiple of calendar year 2010 estimated and calendar year 2011 estimated revenue and EBITDA. America’s Growth Capital then applied a selected range for calendar year 2010 estimated and calendar year 2011 estimated revenue multiples of 0.8x and 0.8x and estimated EBITDA multiples of 6.7x to 7.7x derived from the selected companies to corresponding data of the Company. Estimated financial data of the selected companies were based on publicly available research analysts’ estimates. Estimated financial data of the Company were based on estimates of the Company’s management. This analysis indicated an implied per share equity value reference range for the Company of approximately $0.92 to $1.31 per Share, as compared to the $1.35 per Share cash consideration.

Although the selected companies were used for comparison purposes, none of those companies is directly comparable to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies or the Company.

Discounted Cash Flow Analysis

America’s Growth Capital performed a discounted cash flow analysis to calculate the estimated present value of the standalone, free cash flows that the Company could generate during the Company’s fiscal years

2011 through 2015 based on management’s forecasts, including utilization of Company net operating loss carry forwards. Estimated terminal values for the Company were calculated by applying a terminal value multiple of 5.0x to the Company’s fiscal year 2015 estimated EBITDA. The cash flows and terminal values were then discounted to present value using discount rates ranging from 20% to 22%. This analysis indicated implied per share equity value reference ranges for the Company of approximately $1.26 to $1.33 per Share, as compared to the $1.35 per Share cash consideration.

(c)	Intent to Tender.

To the Company’s knowledge, each executive officer and director of the Company who owns Shares presently intends to tender in the Offer all Shares that he owns of record or beneficially. See also the descriptions of the Support Agreements and the Agreement Concerning Debenture in Item 3(b) above under the heading “Arrangements with Purchaser and IDEX” and the copies of which are filed herewith as Exhibit (e)(18), Exhibit (e)(19), and Exhibit (e)(20), respectively. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Pursuant to an engagement letter dated April 1, 2010 (the “Engagement Letter”), the Company’s Board of Directors retained America’s Growth Capital as its exclusive financial advisor with respect to the Company’s review of certain strategic and financial alternatives, including the Offer and the Merger. The Company’s Board of Directors selected America’s Growth Capital as its financial advisor because it is an emerging growth focused investment banking firm with substantial experience providing strategic advisory services to companies like Microfluidics. Upon execution of the Engagement Letter, the Company paid America’s Growth Capital a $25,000 non-refundable, non-creditable cash retainer fee. For services rendered in connection with the delivery of its opinion to the Company’s Board of Directors, dated January 10, 2011, regarding the fairness, from a financial point of view and as of the date of the opinion, of the $1.35 per share transaction consideration to be received by the holders of Shares, other than IDEX, Purchaser and their respective affiliates, in the Offer and the Merger, the Company paid America’s Growth Capital non-refundable fees of $150,000. In addition, pursuant to the Engagement Letter, the Company has agreed to pay America’s Growth Capital a transaction fee of $725,000 upon the consummation of the Offer. The Company has also agreed to reimburse America’s Growth Capital for up to $35,000 of its reasonable out-of-pocket expenses resulting from or arising out of its engagement, and for expenses beyond such maximum for which the Company has provided its prior consent, and to indemnify America’s Growth Capital and its affiliates and related parties against various liabilities and expenses arising in connection with or as a result of the engagement or any matter or service related to the engagement. A copy of America’s Growth Capital’s opinion is filed as Annex II hereto and is incorporated herein by reference.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders with respect to the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s stock plans, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the

Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days, except for the following open market purchases of the Company’s common stock by Joseph P. Daly:

	Date of	Number of Shares	Purchase Price	Direct or Indirect
Purchaser	Open Market Purchase	Purchased	Per Share	Ownership

Joseph P. Daly	November 30, 2010	1,000	$0.80	Indirect(1)
Joseph P. Daly	November 30, 2010	300	$0.77	Direct
Joseph P. Daly	November 30, 2010	1,200	$0.75	Direct
Joseph P. Daly	December 1, 2010	1,720	$0.80	Indirect(1)
Joseph P. Daly	December 3, 2010	5,000	$0.80	Indirect(1)
Joseph P. Daly	December 3, 2010	500	$0.76	Direct
Joseph P. Daly	December 6, 2010	5,400	$0.80	Indirect(1)
Joseph P. Daly	December 10, 2010	2,000	$0.80	Indirect(1)
Joseph P. Daly	December 14, 2010	5,000	$0.80	Indirect(1)
Joseph P. Daly	December 14, 2010	1,300	$0.80	Direct
Joseph P. Daly	December 15, 2010	2,000	$0.80	Indirect(1)
Joseph P. Daly	December 16, 2010	3,000	$0.80	Indirect(1)
Joseph P. Daly	December 17, 2010	300	$0.80	Indirect(1)
Joseph P. Daly	December 21, 2010	2,300	$0.80	Indirect(1)
Joseph P. Daly	January 3, 2011	4,000	$0.80	Indirect(1)
Joseph P. Daly	January 13, 2011	5,000	$1.33	Indirect(1)
Joseph P. Daly	January 18, 2011	10,000	$1.34	Indirect(1)
Joseph P. Daly	January 19, 2011	10,000	$1.34	Indirect(1)
Joseph P. Daly	January 19, 2011	10,000	$1.33	Indirect(1)
Joseph P. Daly	January 20, 2011	400	$1.33	Direct
Joseph P. Daly	January 20, 2011	10,000	$1.34	Indirect(1)
Joseph P. Daly	January 20, 2011	10,000	$1.33	Indirect(1)
Joseph P. Daly	January 24, 2011	10,500	$1.33	Direct

(1)	These shares are owned directly by EssigPR, Inc., a C corporation controlled by Mr. Daly.

See also the descriptions of the Support Agreements and the Agreement Concerning Debenture in Item 3(b) above under the heading “Arrangements with Purchaser and IDEX” and the copies of which are filed herewith as Exhibit (e)(18), Exhibit (e)(19) and Exhibit (e)(20), respectively.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person, (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the Company Board or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.	Additional Information.

(a)	Section 14(f) Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by IDEX, pursuant to the Merger Agreement, of certain persons to be appointed to the Company

Board, other than at a meeting of the Company’s stockholders, as further described above in Item 3(b), and is incorporated herein by reference. Such persons, if appointed, would constitute a majority of the Company Board.

(b)	Required Vote of Stockholders

The affirmative vote of at least a majority of the outstanding Shares is required to approve the Merger. If Purchaser consummates the Offer by acquiring at least a majority of the outstanding Shares, Purchaser will be able to approve the Merger without the vote of any other stockholder. Under the DGCL, if Purchaser becomes the owner of 90% or more of the outstanding Shares as a result of the Offer, Purchaser will be able to effect the Merger without the approval of the Company’s stockholders pursuant to Section 253 of the DGCL. The Company has granted Purchaser an irrevocable option (the “Top-Up Option”) to purchase up to that number of Shares equal to the number of Shares that, when added to the Shares owned by IDEX and Purchaser at the time of exercise, would give Purchaser ownership of 1,000 Shares more than 90% of the Shares then outstanding (after giving effect to the issuance of the Shares upon exercise of the Top-Up Option). The Top-Up Option is exercisable only if Purchaser reasonably believes that immediately following such exercise and the issuance of the Shares pursuant thereto, that Purchaser would have acquired at least 90% of the outstanding Shares in the Offer. The aggregate par value for the Shares issued upon the exercise of the Top-Up Option is to be paid in cash and the remainder of the exercise price for the Top-Up Option is to be paid by delivery of a secured promissory note, bearing simple interest at 9% per annum, made by Purchaser and due and payable within one year after the purchase of Shares pursuant to the Top-Up Option. Under the Merger Agreement, IDEX, Purchaser and the Company have agreed that if, after the Acceptance Time and, if applicable, the expiration of any subsequent offering period or the exercise of the Top-Up Option, IDEX and Purchaser own at least 90% of the outstanding Shares, each of Purchaser, IDEX and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable thereafter, without the approval of the Company’s stockholders, pursuant to a short-form merger in accordance with Section 253 of the DGCL. If, through the acceptance of the Offer and the exercise of the Top-Up Option, Purchaser and IDEX are not the holders of at least 90% of the outstanding Shares, a meeting of stockholders will be required to approve the Merger.

(c)	Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, holders of Shares who have not tendered their shares in the Offer or voted in favor of the Merger (if a vote of stockholders is taken) will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their shares. Holders of shares who perfect those rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger and without regard to any exercise of the Top-Up Option, any issuance of Shares upon the exercise of the Top-Up Option or any delivery by Purchaser of the promissory note to the Company in payment for any Shares issued upon exercise of the Top-Up Option) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the surviving corporation in the Merger. In addition, such dissenting holders of Shares may be entitled to receive payment of interest from the date of consummation of the Merger of the amount determined to be the fair value of their Shares. If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses her, his or its right to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per share paid in the Merger in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal by the date set forth in the appraisal notice to be delivered to the holders of the Shares as provided in the DGCL.

The Company has agreed to give IDEX prompt notice of any demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal. The Company has also agreed to give IDEX the right to participate in all negotiations and proceedings with respect to demands for appraisal. The Company will not, except with the prior written consent of IDEX, make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal or other treatment of any such demands.

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to the Merger Agreement and Section 262 of the DGCL, which have been filed as Exhibit (e)(1) and included as Annex III hereto, respectively, and which are incorporated by reference herein.

(d)	Delaware Anti-Takeover Statute

Microfluidics is incorporated under the laws of the State of Delaware, but because Microfluidics does not have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders, it is not subject to the provisions of Section 203 of the DGCL, which generally imposes certain restrictions upon business combinations involving Delaware corporations. Accordingly, the restrictions in DGCL Section 203 are inapplicable to the Offer and the Merger.

(e)	State Anti-Takeover Laws — Other

A number of states have adopted takeover laws and regulations that purport to varying degrees to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have or whose business operations have substantial economic effects in such states, or that have substantial assets, security holders, principal executive offices or principal places of business therein. If any state takeover statute is found to be applicable to the Offer, Purchaser might be unable to accept for payment or purchase the Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase or pay for any Shares tendered.

(f)	Regulatory Approvals

None of the Company, IDEX or Purchaser is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of the Shares by Purchaser pursuant to the Offer, the Merger or otherwise, or of any approval or other action by any governmental entity that would be required prior to the acquisition of the Shares by Purchaser pursuant to the Offer, the Merger or otherwise.

Should any such approval or other action be required, the Company presently contemplates that such approval or other action will be sought. While, except as otherwise described in the Offer, Purchaser does not presently intend to delay the acceptance for payment of, or payment for, the Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company’s business or that certain parts of the Company’s business might not have to be disposed of, or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action.

(g)	Top-Up Option

The Company has irrevocably granted to Purchaser a Top-Up Option exercisable, on one or more occasions, in Purchaser’s discretion, but only after the Acceptance Time, to purchase that number of Shares as is equal to the lowest number of Shares that, when added to the number of Shares owned by IDEX and Purchaser at the time of such exercise, will constitute 1,000 shares more than 90% of the Shares then outstanding (after giving effect to the issuance of the Shares upon exercise of the Top-Up Option), at a price per Share equal to the Offer Price. The Top-Up Option is exercisable only if Purchaser reasonably believes that immediately following such exercise and the issuance of the Shares pursuant thereto, that Purchaser would have acquired at least 90% of the outstanding Shares in the Offer. In no event will the Top-Up Option be exercisable for a number of Shares in excess of the Company’s then authorized and unissued Shares. Purchaser will pay the aggregate par value of the Shares issued upon exercise of the Top-Up Option in cash and the balance of the aggregate exercise price by delivery of a non-negotiable and non-transferable promissory note secured by the Shares issued upon exercise, due one year from the date of issuance and bearing interest at the rate of 9% per annum and prepayable without premium or penalty. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) and is incorporated herein by reference.

(h)	Legal Proceedings

On January 14, 2011, a putative shareholder class action lawsuit was filed by a single plaintiff, Joseph P. Daly, against the Company, members of the Company’s Board of Directors, IDEX and Merger Sub in the Court of Chancery of the State of Delaware. The action alleges, among other things, that the members of the Company’s Board of Directors violated their fiduciary duties by failing to maximize shareholder value when negotiating and entering into the Merger Agreement. The complaint alleges that IDEX and Merger Sub aided and abetted those purported breaches. The plaintiff seeks, among other things, to enjoin the acquisition of the Company by Merger Sub and IDEX or, in the alternative, to rescind the acquisition should it occur before the lawsuit is resolved.

On January 20, 2011, a putative shareholder class action lawsuit was filed by a single plaintiff, Paul Shumsky, against the Company and members of the Company’s Board of Directors in the Massachusetts Superior Court (Middlesex County). The action alleges, among other things, that the members of the Company’s Board of Directors violated their fiduciary duties by failing to maximize shareholder value when negotiating and entering into the Merger Agreement. The plaintiff seeks, among other things, to enjoin the acquisition of the Company by Merger Sub and IDEX or, in the alternative, to rescind the Merger Agreement.

The Company believes that the allegations of the complaints are without merit and intends to vigorously defend these actions.

(i)	Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains “forward-looking statements”. These statements relate to expectations concerning matters that (i) are not historical facts, (ii) predict or forecast future events or results, or (iii) embody assumptions that may prove to have been inaccurate. These forward-looking statements involve risks, uncertainties and assumptions and may contain words such as “believe”, “anticipate”, “expect”, “estimate”, “project”, “intend”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meaning. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it does not give any assurance that such expectations will prove correct. The actual results may differ materially from those anticipated in the forward-looking statements as a result of numerous factors, many of which are beyond the control of the Company. Important factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the factors discussed in the sections entitled “Risk Factors” and “Critical Accounting Policies” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and the Company’s subsequent Quarterly Reports on Form 10-Q filed with the SEC (collectively, the “Periodic Reports”). All forward-looking statements attributable to the Company are expressly qualified in their entirety by the factors that may cause actual results to differ materially from anticipated results. The Company undertakes no duty or obligation to revise these forward-looking statements as a result of new information, future developments or otherwise, except as required by applicable law. Please refer to the risk factors described in the Periodic Reports as well as other documents the Company files with the SEC from time to time. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in the Company’s filings with the SEC are not applicable to any forward-looking statements made in connection with the Offer.

Item 9.	Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.		Description

(a	)(1)(A)*	Letter to Stockholders of the Company, dated January 25, 2011, from Michael C. Ferrara, President and Chief Executive Officer of the Company (filed herewith).

Exhibit No.		Description

(a	)(1)(B)*	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (included as Annex I to this Schedule 14D-9 and incorporated herein by reference).
(a	)(1)(C)	Offer to Purchase, dated January 25, 2011 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of IDEX and Purchaser filed with the SEC on January 25, 2011).
(a	)(1)(D)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of IDEX and Purchaser filed with the SEC on January 25, 2011).
(a	)(1)(E)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO of IDEX and Purchaser filed with the SEC on January 25, 2011).
(a	)(1)(F)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO of IDEX and Purchaser filed with the SEC on January 25, 2011).
(a	)(1)(G)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of IDEX and Purchaser filed with the SEC on January 25, 2011).
(a	)(1)(H)*	Opinion of America’s Growth Capital, LLC, to the Board of Directors of the Company dated January 10, 2011 (included as Annex II to this Schedule 14D-9 and incorporated herein by reference).
(a	)(1)(I)	Joint Press Release issued by the Company and IDEX, dated January 11, 2011 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 11, 2011).
(a	)(1)(J)	Summary Advertisement as published on January 25, 2011 in Investor’s Business Daily (incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO of IDEX and Purchaser filed with the SEC on January 25, 2011).
(a	)(1)(K)	Press Release issued by IDEX, dated January 25, 2011 (incorporated herein by reference to Exhibit (a)(1)(H) to the Schedule TO of IDEX and Purchaser filed with the SEC on January 25, 2011).
(a	)(1)(L)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Joseph P. Daly v. Michael Ferrara, George Uveges, Leo Roy, Eric Walters, Henry Kay, Stephen Robinson, Microfluidics International Corporation, IDEX Corporation, and Nano Merger Sub, Inc., C.A. No. 6126 and dated January 14, 2011 (filed herewith).
(a	)(1)(M)	Complaint filed in the Massachusetts Superior Court for Middlesex County, captioned Paul Shumsky v. Microfluidics International Corporation; George Uveges; Eric G. Walters; Henry Kay; Leo Pierre Roy; Michael C. Ferrara, dated January 20, 2011 (filed herewith).
(e	)(1)	Agreement and Plan of Merger, dated January 10, 2011, by and among IDEX, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 11, 2011).
(e	)(2)	Amended and Restated Employment Agreement, dated as of December 4, 2009, by and between Michael C. Ferrara and the Company (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 8, 2009).
(e	)(3)	Employee Agreement by and between the Company and Peter F. Byczko dated September 1, 2010 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 8, 2010).
(e	)(4)	Employee Agreement by and between the Company and William J. Conroy dated September 3, 2010 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on September 8, 2010).
(e	)(5)	Summary of Compensation Arrangements including Discretionary Bonus Plan with the Company’s named executive officers (incorporated herein by reference to Exhibit 10.109 to the Company’s Annual Report on Form 10-K filed with the SEC on March 29, 2010).

Exhibit No.		Description

(e	)(6)	Convertible Debenture and Warrant Purchase Agreement between the Company and Global Strategic Partners, LLC, dated as of November 14, 2008 (incorporated herein by reference to Exhibit 10.1 to the Company’s Amendment No. 1 to Form S-3 filed with the SEC on January 14, 2009).
(e	)(7)	Amendment No. 1 to Convertible Debenture and Warrant Purchase Agreement and Amendment No. 1 to Convertible Debenture, between the Company and Global Strategic Partners, LLC, dated as of November 17, 2008 (incorporated herein by reference to Exhibit 10.2 to the Company’s Amendment No. 1 to Form S-3 filed with the SEC on January 14, 2009).
(e	)(8)	Registration Rights Agreement between the Company and Global Strategic Partners, LLC, dated as of November 14, 2008 and amended on December 3, 2008 (incorporated herein by reference to Exhibit 10.3 to the Company’s Amendment No. 1 to Form S-3 filed with the SEC on January 14, 2009).
(e	)(9)	Security Agreement between the Company and Global Strategic Partners, LLC, dated as of November 14, 2008 (incorporated herein by reference to Exhibit 10.4 to the Company’s Amendment No. 1 to Form S-3 filed with the SEC on January 14, 2009).
(e	)(10)	Convertible Debenture issued by the Company to Global Strategic Partners, LLC, dated as of November 14, 2008, as amended (incorporated herein by reference to Exhibit 10.5 to the Company’s Amendment No. 1 to Form S-3 filed with the SEC on January 14, 2009).
(e	)(11)	Common Stock Purchase Warrant issued by the Company to Global Strategic Partners, LLC, dated as of November 14, 2008 (incorporated herein by reference to Exhibit 10.6 to the Company’s Amendment No. 1 to Form S-3 filed with the SEC on January 14, 2009).
(e	)(12)	Amendment No. 2 to Registration Rights Agreement, Amendment No. 2 to Convertible Debenture and Warrant Purchase Agreement and Amendment to Security Agreement dated March 11, 2009 by and between the Company and Global Strategic Partners, LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on 8-K filed with the SEC on March 17, 2009).
(e	)(13)	Amendment to Transaction Documents dated October 23, 2009 by and between the Company and Global Strategic Partners, LLC (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on October 26, 2009).
(e	)(14)	Amendment No. 2 to that certain Debenture and Warrant Purchase Agreement dated as of November 14, 2008 (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2009).
(e	)(15)	Confidentiality Agreement, dated November 4, 2010, by and between the Company, Celgene Corporation, Abraxis BioScience, Inc., and Global Strategic Partners, LLC (filed herewith).
(e	)(16)	Confidentiality Agreement, effective November 24, 2009, by and between the Company and IDEX (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO of IDEX and Purchaser filed with the SEC on January 25, 2011).
(e	)(17)	Exclusivity Agreement, dated June 8, 2010, as amended on July 23, 2010, by and between the Company and IDEX (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO of IDEX and Purchaser filed with the SEC on January 25, 2011).
(e	)(18)	Form of Tender and Support Agreement entered into on January 10, 2011 by and among IDEX, Purchaser and each of Michael C. Ferrara, George Uveges, Henry Kay, Stephen J. Robinson, Leo Pierre Roy, Eric G. Walters, Peter F. Byczko, William J. Conroy, and Irwin J. Gruverman (incorporated herein by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 11, 2011).
(e	)(19)	Tender and Support Agreement, dated as of January 12, 2011, by and among IDEX, Purchaser, and Marjorie Gruverman (filed herewith).
(e	)(20)	Agreement Concerning Debenture, dated as of January 10, 2011, by and among IDEX, Purchaser, Global Strategic Partners, LLC, Abraxis BioScience, LLC and American Stock Transfer and Trust Company, LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 11, 2011).

Exhibit No.		Description

(e	)(21)	1986 Employee Stock Purchase Plan as amended (incorporated herein by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8 filed with the SEC on April 10, 2002).
(e	)(22)	1988 Stock Plan as amended (incorporated herein by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8 filed with the SEC on September 6, 2002).
(e	)(23)	1989 Non-Employee Directors Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 filed with the SEC October 22, 1996).
(e	)(24)	2006 Stock Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 11, 2006).
(e	)(25)	Form of Notice of Grant of Stock Option and Employee Stock Option Agreement for Microfluidics International Corporation 2006 Stock Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 10, 2009).
(e	)(26)	Certificate of Incorporation for the Company, as amended (incorporated herein by reference to Exhibit 2A to the Company’s Registration Statement on Form 8-A and Exhibit 3.1(a) to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999 filed with the SEC on November 15, 1999).
(e	)(27)	Certificate of Amendment to the Restated Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 10, 2009).
(e	)(28)	Amended and Restated By-Laws for the Company (incorporated herein by reference to Exhibit 3(b) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1996 filed with the SEC on March 31, 1997).
(g	)	Not applicable.

*	Included with copy of Schedule 14D-9 mailed to stockholders.

Annex I — Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder.

Annex II — Opinion of America’s Growth Capital, LLC, to the Board of Directors of the Company, dated January 10, 2011.

Annex III — Chapter 262 of the Delaware General Corporation Law.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROFLUIDICS INTERNATIONAL CORPORATION

/s/ Michael C. Ferrara

By:	Michael C. Ferrara
President and Chief Executive Officer

Dated: January 25, 2011

Annex I

MICROFLUIDICS INTERNATIONAL CORPORATION
30 Ossipee Road
Newton, Massachusetts 02464

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

This Information Statement is being mailed on or about January 25, 2011, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Microfluidics International Corporation, a Delaware corporation (“Microfluidics” or the “Company”), with respect to the tender offer by Nano Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of IDEX Corporation, a Delaware corporation (“IDEX”), to the holders of record of all outstanding shares of the Company’s common stock, $0.01 per value per share (the “Common Stock”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. You are receiving this Information Statement in connection with the possible election or appointment of persons designated by IDEX to a majority of the seats on the board of directors of the Company (the “Company Board” or the “Company’s Board of Directors”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of January 10, 2011, by and among IDEX, Purchaser and the Company (the “Merger Agreement”).

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the “Offer”) on January 25, 2011 to purchase all of the outstanding shares of Common Stock at a purchase price of $1.35 per share (such amount or any different amount per share of Common Stock paid pursuant to the Offer, the “Offer Price”), net to the selling stockholders in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement and applicable law, the Offer is scheduled to expire at 12:00 midnight, New York City time, on February 24, 2011 (which is the end of the day on February 24, 2011), at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and IDEX with the Securities and Exchange Commission (the “SEC”) on January 25, 2011 and are being mailed together with this Schedule 14D-9.

Notwithstanding the foregoing, if the aggregate amount of Microfluidics’ expenses related to the transactions contemplated by the Merger Agreement and the other payments described in the Merger Agreement exceeds or is expected to exceed $2,750,000, Purchaser may decrease the Offer Price in accordance with the terms of the Merger Agreement. In the event that the Purchaser decreases the Offer Price, Microfluidics’ stockholders will be provided with notice of such change and the Offer will, if necessary, be extended, in each case in accordance with the laws and rules applicable to tender offers; the Offer will remain open no less than 10 business days after the date such change is first published, sent or given to stockholders, and stockholders may withdraw their Shares from the Offer during such period.

The Merger Agreement requires Microfluidics to cause IDEX’s designees to be elected or appointed to the Company’s Board of Directors, as further described below under the heading “IDEX’s Designees.”

The summaries of the Offer and the terms of the Merger Agreement contained herein are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to the Schedule 14D-9, and the Offer to Purchase and related Letter of Transmittal, which are filed as Exhibits (a)(1)(C) and (a)(1)(D), respectively, to the Schedule 14D-9, and are incorporated herein by reference.

The information set forth herein supplements certain information set forth in the Schedule 14D-9. The information contained in this Information Statement (including information incorporated herein by reference) concerning IDEX, Purchaser and IDEX’s designees to the Company Board has been furnished to the Company by IDEX, and the Company assumes no responsibility for the accuracy or completeness of such information.

Please read the Information Statement carefully. You are not required to take any action in connection with the matters set forth in this Information Statement. No vote or other action is required by you in connection with this Information Statement or the resignation and appointment of any director. Proxies are not being solicited.

Unless the context indicates otherwise, in this Information Statement, the terms “us,” “we” and “our” refer to Microfluidics International Corporation.

IDEX’S DESIGNEES

The Merger Agreement provides that, effective upon Purchaser’s acceptance for payment of shares of Common Stock tendered and not properly withdrawn pursuant to the Offer (the “Acceptance Time”), and at all times thereafter, IDEX will be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company’s Board of Directors as is proportional to the number of shares of Common Stock then beneficially owned directly or indirectly by IDEX. The Company is required under the Merger Agreement, upon request by IDEX following the Acceptance Time, to take all actions necessary to enable IDEX’s designees to be elected or appointed to the Company’s Board of Directors, including but not limited to (i) promptly filling vacancies or newly created directorships on the Company’s Board of Directors, (ii) promptly increasing the size of the Company’s Board of Directors (including by amending the Company’s bylaws if necessary to increase the size of the Company Board) and/or (iii) promptly securing the resignations of such number of its incumbent directors as is necessary to provide IDEX with such level of representation, and shall cause IDEX’s designees to be so elected or appointed at such time. In addition, the Company shall, upon the request of IDEX, cause the directors elected or designated by IDEX to serve on and constitute the same percentage (rounded up to the next whole number) as is on each committee of the Company’s Board, the board of directors of the Company’s wholly owned subsidiary, Microfluidics Corporation, and each of its committees. After IDEX’s designees are elected or designated to, and constitute a majority of, the Company Board, and prior to the effective time of the merger of Purchaser with and into the Company contemplated by the Merger Agreement, the Company will use its commercially reasonable efforts to cause the Company Board to maintain at least three directors who were members of the Company Board as of the date of the Merger Agreement, each of whom shall be eligible under the requirements of the Exchange Act to serve on the Company’s audit committee and at least one of whom shall be an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K.

IDEX has informed the Company that it will choose its designees to the Company Board from the list of individuals set forth below and that each such designee has consented to act as a director of the Company, if so appointed or elected.

Name of IDEX Designee	Age	Background

Kevin G. Hostetler	42	Mr. Hostetler was appointed Vice President, Group Executive Fluid and Metering Technologies of IDEX in February 2010. Mr. Hostetler joined IDEX in July 2005 as President of the Liquid Controls Group and was then appointed Vice President, Group Executive and President Energy and Water and IDEX Asia in December 2008. Prior to IDEX, Mr. Hostetler spent seven years at Ingersoll Rand, where he progressed through a series of increasingly responsible operating roles. Prior to Ingersoll-Rand, Mr. Hostetler held positions of increasing responsibility with a manufacturing and operations consulting firm, Parent, Randolph, Orlando, Carey & Associates, as well as operations leadership roles for Comfort Designs-Furniture Manufacturers, Inc. and Acton Technologies. He began his career with the National Security Agency (NSA). Mr. Hostetler received a bachelor’s degree in corporate finance from King’s College and an Executive MBA in international business management from New York University.

Lawrence D. Kingsley	47	Mr. Kingsley was appointed Chairman of the IDEX Board of Directors on April 4, 2006 and serves as the Chairman of the Executive Committee of the Board of Directors. Mr. Kingsley has been President and Chief Executive Officer and a director of IDEX since March 22, 2005. From August 2004 to March 2005, Mr. Kingsley served as Chief Operating Officer of IDEX. Mr. Kingsley is a director of The Cooper Industries, PLC, a publicly traded diversified global manufacturer of electrical components and tools, and has served on its audit and compensation committees. Prior to his employment with IDEX, Mr. Kingsley held management positions at Danaher Corporation, Kollmorgen Corporation and Weidmuller Incorporated. Mr. Kingsley received a bachelor of science degree in industrial engineering and management from Clarkson University and a master of business administration degree from the College of William and Mary. Mr. Kingsley serves on the boards of several philanthropic organizations.

Heath A. Mitts	39	Mr. Mitts has been Vice President-Corporate Finance of IDEX since September 2005. Prior to joining IDEX, Mr. Mitts was Chief Financial Officer of PerkinElmer’s Asia operations, based out of Singapore, from February 2002 to September 2005. Prior to PerkinElmer, Mr. Mitts held positions of increasing responsibility with Honeywell Aerospace’s Business and General Aviation avionics division. Mr. Mitts received a bachelor of science degree in business administration and a bachelor of arts degree in political science from Southern Methodist University, and a master of business administration degree from Pennsylvania State University.

Andrew K. Silvernail	40	Mr. Silvernail joined IDEX in January 2009 and was appointed Vice President, Group Executive Health and Science Technologies and Global Dispensing in February 2010. From January 2009 to February 2010, Mr. Silvernail was Vice President, Group Executive Health and Science Technologies. Prior to joining IDEX, Mr. Silvernail served as Group President at Rexnord Industries from April 2005 to August 2008 and Group Vice President of Business Development at Newell Rubbermaid from September 2002 to February 2005. Mr. Silvernail is a director of MacLean-Fogg Company, a privately held company. Mr. Silvernail received his A.B. from Dartmouth College and his MBA from Harvard University.

IDEX has concluded that Mr. Hostetler should serve on the Company’s Board of Directors because of his strong business and organizational leadership skills, his relevant experience in manufacturing and operations and his in-depth knowledge of the technology manufacturing industry. Mr. Hostetler is a six-year veteran of

IDEX and prior to IDEX he spent seven years at Ingersoll-Rand. Throughout his career at IDEX and Ingersoll-Rand, Mr. Hostetler has served in several increasingly senior positions.

IDEX has concluded that Mr. Kingsley should serve on the Company’s Board of Directors because of his knowledge of technology and relevant experience with technological industries in general, and with IDEX in particular, together with his executive and board experience, financial reporting expertise and executive compensation training. Mr. Kingsley’s extensive knowledge and experience with all aspects of IDEX’s business and its management will provide a valuable asset to the Company’s Board of Directors. Prior to his employment with IDEX, Mr. Kingsley held management positions at Danaher Corporation, Kollmorgen Corporation and Weidmuller Incorporated. Mr. Kingsley has served on the audit and compensation committees of The Cooper Industries PLC board of directors, through which he obtained significant financial reporting and executive compensation expertise. Through his executive experience and board memberships, Mr. Kingsley has gained substantial experience in corporate governance and executive compensation matters.

IDEX has concluded that Mr. Mitts should serve on the Company’s Board of Directors because of his business leadership skills, his knowledge of technology and manufacturing industries, his financial reporting expertise and his corporate finance training. For over six years, Mr. Mitts has served as vice president — corporate finance of IDEX. In addition, Mr. Mitts has over 10 years combined experience as a finance executive in the technology and manufacturing industries, including positions at PerkinElmer and Honeywell. Through his experience, Mr. Mitts has developed valuable financial expertise and experience in mergers and acquisitions and capital markets transactions. Mr. Mitts has a long career in corporate finance, including more than three years of experience as chief financial officer of PerkinElmer’s Asia operations, during which he obtained significant financial reporting expertise.

IDEX has concluded that Mr. Silvernail should serve on the Company’s Board of Directors because of his knowledge of technology and relevant experience with engineering and technology industries in general, together with his directorship experience, financial reporting expertise and extensive management education. Prior to his employment with IDEX, Mr. Silvernail held senior management positions at Rexnord Industries and Newell Rubbermaid. Through his executive management experience and board membership, Mr. Silvernail has gained substantial experience in corporate matters and knowledge of financial reporting.

None of IDEX’s designees currently is a director of, or holds any positions with, the Company or has a familial relationship with any of the Company’s directors or executive officers. IDEX has advised the Company that none of its designees or any of their affiliates, beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC, other than as described in this Information Statement and the Schedule 14D-9. In addition, IDEX has informed the Company that none of the individuals listed above (i) has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property, (iv) has been subject to any judgment, decrees or final order enjoining the person from engaging in any type of business practice or (v) has otherwise been involved in a transaction of the type described in Item 401(f) of Regulation S-K within the past 10 years.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, $0.01 par value per share. As of the close of business on January 21, 2011, there were 10,426,647 shares of Common Stock outstanding. The shares of Common Stock are the only class of equity securities of the Company outstanding which are entitled to vote at a meeting of stockholders of the Company. Each share of Common Stock entitles the record holder to one vote.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the name, age and position of each of our current directors and executive officers as of the date of this Information Statement.

Name	Age	Title

Directors
Michael C. Ferrara	68	Chief Executive Officer, President and Director
George Uveges	63	Chairman of the Board
Henry Kay	65	Director
Stephen J. Robinson	60	Director
Leo Pierre Roy	53	Director
Eric G. Walters	58	Director
Executive Officers
Peter F. Byczko	43	Vice President of Finance and Chief Accounting Officer
William J. Conroy	54	Senior Vice President — Operations and Engineering

Biographical information regarding each of our directors and executive officers is as follows. The following paragraphs also include specific information about each director’s experience, qualifications, attributes or skills that led the Board of Directors to the conclusion that the individual should serve on the Board of Directors as of the time of this filing, in light of our business and structure.

Directors

Michael C. Ferrara joined the Company on November 14, 2007 as the Chief Executive Officer and is a member of the Company’s Board of Directors. Mr. Ferrara was most recently President and CEO of X-Rite Incorporated, a NASDAQ-traded company (XRIT) from 2001 to 2006. X-Rite develops manufactures and markets color management solutions for industrial, commercial and retail applications. Prior to X-Rite, Mr. Ferrara was CEO of Marine Optical Group, CEO of N.I. World Trade, a trading subsidiary of National Intergroup (formerly National Steel) and held positions of increasing seniority over an 18-year period at Westinghouse Electric Corporation. Mr. Ferrara currently serves on the Board of Advisors, School of Engineering, Villanova University. Mr. Ferrara has a B.S in electrical engineering from Villanova University and completed the Program for Management Development (PMD) at Harvard Business School. The Board believes that Mr. Ferrara’s strong operating, operational and strategic expertise as a senior manager who has served as chief executive officer of businesses in various industries and markets, both domestic and international, whose experience contributes valuable insight to the Board, and his past service on other public company boards, gives him the qualities and skills to serve as a director.

George Uveges has served as a director of the Company since November 2005. Mr. Uveges was appointed Chairman of the Board effective January 1, 2010. Mr. Uveges is the founder and principal in the Tallwood Group, an angel investing firm that provides financial and management advisory services in addition to investment capital. Mr. Uveges was a member of the adjunct faculty at Newbury College from 2006 to 2008. From 2001 to 2004, Mr. Uveges served as the President and Chief Executive Officer of TranXenoGen, Inc., a development-stage, publicly-held biotech company focused on developing new methods for manufacturing therapeutic proteins and a portfolio of products, including generics, a cancer treatment and antibodies. He was also a director of that company from 2001 to 2005. Prior to that, Mr. Uveges served as Chief Financial Officer at a number of companies and also practiced as a certified public accountant. Mr. Uveges is a member of the Board of Directors of Harvard Bioscience, Inc., a publicly held developer, manufacturer and marketer of products used in life science research, where he also serves as chairman of the audit committee. Mr. Uveges, a CPA, is a Member of the American Institute of Certified Public Accountants, of the Ohio Society of CPA’s, of the Financial Executives International, and of the National Association of Corporate Directors. Mr. Uveges’s broad business and financial background, including his extensive experience serving on boards of public companies provide him with substantial expertise in corporate governance giving him the skills and expertise to serve as a director and Chairman of the Board and Chairman of the Company’s Nominating and Corporate Governance Committee. He is also a member of the Company’s Audit Committee and is a “financial expert” on the Audit Committee.

Henry Kay was appointed to serve as a director of the Company in March 2010. Mr. Kay is currently the U.S. Partner of Medica Venture Partners, a healthcare dedicated venture capital firm based in Israel. Mr. Kay served as Group Vice President of New Market Development/Strategic Planning, Endoscopy, of Boston Scientific Corporation, a publicly traded company, which focuses on the medical device industry, from 1996 to 2006. Prior to joining Boston Scientific Corporation, Mr. Kay served as Vice President, Sales and Marketing for Allergen Europe, a global eye care company, for a five-year period. Mr. Kay is a Director of Wadsworth Medical Technologies, a privately held medical device company targeting the wound closure market, located in Westborough, Massachusetts, and Cannuflow, Inc., a privately held company located in San Jose, California, specializing in arthroscopy instruments. Mr. Kay is also a member of the Board of Directors of additional privately held medical device companies including Coolsystems, Inc., located in Alameda, California, and Cellaegis Devices, Inc., located in Toronto, Ontario. Mr. Kay’s broad business experience, including his expertise in marketing and business development of life science companies and his international business experience, gives him the skills and expertise to serve as a director. Mr. Kay has been a member of the Company’s Audit, Compensation, and Nominating and Corporate Governance Committees since June 2010.

Stephen J. Robinson was appointed to serve as a director of the Company in March 2010. Prior to his retirement in December 2010, Mr. Robinson was Vice President, SAFC Hitech at Sigma-Aldrich Corporation, a life sciences and high technology company, headquartered in St. Louis, Missouri. In 2007, Sigma-Aldrich acquired Epichem, Inc., a supplier of chemical processors to the semiconductor market located in Haverhill, Massachusetts, where Mr. Robinson served as CEO from 2005 to 2007. Prior to joining Epichem, Inc., Mr. Robinson served in various senior management roles for Rohm and Haas Company, a publicly traded manufacturer of specialty chemicals, for a ten-year period. From 2005 to 2007, Mr. Robinson served as a member of the Board of Directors of Epichem, PLC, located in the UK. Mr. Robinson’s breadth of business and operating experience, both domestically and internationally, and his knowledge of the chemical and semi-conductor industries, gives him the qualities and skills to serve as a director. Mr. Robinson has been a member of the Company’s Audit, Compensation, and Nominating and Corporate Governance Committees since June 2010.

Leo Pierre Roy has served as a director of the Company since June 2000. Mr. Roy has more than 25 years of experience as a senior manager and consultant. Mr. Roy is presently a Principal and Director of Environmental and Energy Services at Vanasse Hangen Brustlin, Inc. (VHB), an engineering firm providing transportation, land development, and environmental services. Prior to joining VHB in September 2003, Mr. Roy was the Vice President and Chief Operating Officer of The Bioengineering Group, Inc., a firm engaged in consulting in the areas of erosion control, water quality, and ecological restoration from September 2000 to September 2003. Between 1998 and 2000 he served as the President of Houqua & Company, Inc. Mr. Roy currently serves as a director and officer of Houqua & Company Inc., a privately held environmental consulting firm. Mr. Roy’s business and leadership experience, including as a chief operating officer and as a president, gives Mr. Roy the expertise and skills to serve as a director. This experience enables Mr. Roy to provide the Board with invaluable insight into a broad range of issues that impact the Company’s business. Additionally, his length of service on the Board provides valuable institutional knowledge to the other Board members, given the changes in company management in the past three years. Mr. Roy is the Chairman of the

Company’s Compensation Committee and serves on the Company’s Nominating and Corporate Governance Committee.

Eric G. Walters has served as a director of the Company since November 2005. Mr. Walters served as Vice President and Chief Financial Officer of AdvanSource Biomaterials Corporation (formerly known as CardioTech International, Inc.) a publicly traded company, which focuses on the development and manufacture of medical grade polymers, from October 2005 to February 2009. Prior to joining AdvanSource Biomaterials Corporation, Mr. Walters served as Vice President and Chief Financial Officer at Konarka Technologies, Inc., a developer of light-activated plastic (photovoltaic) material. Prior to joining Konarka, Mr. Walters served in various capacities at PolyMedica Corporation during a 13-year period, including Executive Vice President and Chief Financial Officer. Mr. Walters is a member of the Board of Directors of CorNova, Inc., a privately held developer of coronary stents and other medical devices. Mr. Walters is an independent industry advisor for Silverwood Partners, a member of FINRA (Financial Industry Regulatory Authority). Mr. Walters, a CPA, is a Member, American Institute of Certified Public Accountants, a Fellow of the Massachusetts Society of Certified Public Accountants, and a member in Financial Executives International. Mr. Walters’ business and financial experience, including as a chief financial officer of several companies, gives him the expertise and skills to serve as director. Mr. Walters is a member of the Audit Committee and qualifies as a “financial expert” on the Audit Committee and has served on the Company’s Compensation Committee since June 2010.

Executive Officers

Michael C. Ferrara, see above.

Peter F. Byczko joined the Company on March 12, 2009 as the Vice President of Finance. On March 31, 2009, he was appointed as the Chief Accounting Officer of the Company. Mr. Byczko was most recently the Director of Financial Operations and Development at Open Solutions, a leading provider of integrated computer systems and software for financial institutions around the world. In his role as Director of Financial Operations and Development, Mr. Byczko was responsible for strategic planning and acquisitions. Prior to Open Solutions, Mr. Byczko was a Senior Project Manager for Control Solutions International, a leading provider of internal audit and risk management solutions worldwide working with clients such as CA, Hewlett-Packard, and Bristol-Myers Squibb, responsible for ensuring successful client relationships and service delivery. Mr. Byczko previously had served in various senior management positions in areas of financial reporting, acquisitions and treasury. Mr. Byczko practiced from 1989 to 1995 as a Certified Public Accountant with various national and regional accounting firms. Mr. Byczko holds a B.S. in accounting and finance from Nichols College.

William J. Conroy joined the Company on March 18, 2008 as Vice President — Operations and Engineering. Since July 1, 2009, he has served as Senior Vice President — Operations and Engineering. Prior to joining the Company, Mr. Conroy served as Director of Engineering and New Products at Optim Corporation, a Risk Management, Reliability and Quality Assurance consulting company, from January 2008 to March 2008 and Senior Vice President of Production and Operations at Remote Reality Corporation, a designer and manufacturer of next-generation intelligent video systems for the military/defense and security business sectors from January 2007 to November 2007, and as the operations manager at Northrop Grumman, Electronic Systems Division (ESD), in Canton, Massachusetts, a global defense and technology company that provides innovative systems, products, and solutions in information and services, electronics, aerospace and shipbuilding to government and commercial customers worldwide, from December 2002 to January 2007. Mr. Conroy’s responsibilities at Northrop Grumman included manufacturing, production control, materials, procurement, manufacturing engineering and quality assurance. Mr. Conroy earned his Bachelor of Science degree in ceramic engineering from Alfred University. Mr. Conroy has a ceramic pigment certification from Rutgers University; German ALPS language certification from Dartmouth College; is a certified Six-Sigma-Agile Specialist from Raytheon Missile Systems; and a Lean Green Belt from Northrop Grumman Corporation. Mr. Conroy is a member of the American Ceramic Society and the National Institute of Ceramic Engineers.

Significant Employee

Thomai Panagiotou was appointed Chief Technology Officer of the Company on July 23, 2008. Since January 1, 2005, Dr. Panagiotou held the position of Vice President of Research and Development, and joined the Company on March 31, 2003 as Director of Research and Development. Dr. Panagiotou is a Member of both the American Chemical Society, and the American Association of Pharmaceutical Scientists. Prior to joining the Company, Dr. Panagiotou served from 2000 to 2003 as Manager at Arthur D. Little, Inc., a management consulting firm. Prior to that, Dr. Panagiotou worked at TIAX, LLC, a consulting company where she was involved in the development of a pulmonary delivery device. From 1997 to 2000, Dr. Panagiotou was Principal Engineer at Physical Sciences, Inc., a company providing contract research and development services in aerospace, energy, environmental, manufacturing and medical applications. Dr. Panagiotou is 46 years old.

LEGAL PROCEEDINGS

Please see the disclosure in Item 8(h) of the Schedule 14D-9.

CORPORATE GOVERNANCE

Board of Directors, Committees and Meetings

Board Leadership and Risk Oversight

The business and affairs of the Company are managed on a day-to-day basis by the Company’s management and executive officers, under the supervision and review of the Board of Directors. The Board has overall responsibility for risk oversight, with reviews of certain areas being conducted by the relevant Board Committees that report on their deliberations to the Board. The subject of risk management is a recurring agenda item, and the Board and Committees receive management reports and meet with key management personnel and representatives of outside advisors. In addition, our Compensation Committee periodically reviews with management all the Company’s compensation policies and procedures to assess the risk such policies may have on the Company.

The Chairman of the Board presides at all meetings of the Board of Directors and is appointed annually by a majority of the directors then in office. The Board’s policy is to have a separate Chief Executive Officer and Chairman of the Board. Currently, Mr. Uveges serves as the Chairman of the Board of Directors. The Board believes that a separation of duties between the Chairman of the Board and the independence of a majority of the Board of Directors enables us to effectively oversee the management of the Company.

Director Independence

Each of the directors, other than Mr. Ferrara, is independent in accordance with the standards of the SEC. In accordance with the disclosure requirements of the SEC, although we are not presently listed on any national securities exchange, each of the directors, other than Mr. Ferrara, is independent in accordance with the standards of the NYSE Amex.

Board Attendance

The Board of Directors of the Company held 14 meetings during the fiscal year ended December 31, 2010. During the fiscal year ended December 31, 2010, each of the directors attended more than 75% of (i) the total number of meetings of the Board of Directors, and (ii) the total number of meetings held by all committees on which each director served, for the period during which such director held such position.

The Company expects that each member of the Board of Directors will attend the Company’s annual meeting of stockholders. All of the then current members of the Board of Directors personally attended the Company’s 2010 Annual Meeting of Stockholders.

Stockholder Communications

Written communications from the Company’s stockholders can be sent to the Board of Directors at the Company’s principal business address and marked to the attention of the specific director with which the stockholder wishes to communicate, or if not to any specified director, then to the Chairman of the Board of Directors. All stockholder communications are forwarded to the specific director to whom it is addressed. If addressed to the Board of Directors as a whole, the Chairman of the Board of Directors reviews each communication and determines, in his judgment, whether to forward it to the Board of Directors as a whole. This process has been adopted by a majority of the Company’s independent directors.

The Nominating and Corporate Governance Committee

The Board of Directors of the Company has a standing Nominating and Corporate Governance Committee currently comprised of Messrs. Uveges (Chairman), Kay, Robinson, and Roy. Each member is independent in accordance with the standards of the SEC and, in accordance with the disclosure requirements of the SEC, although we are not presently listed on any national securities exchange, each of the directors on the Nominating and Corporate Governance Committee is independent in accordance with the standards of the NYSE Amex.

The Nominating and Corporate Governance Committee has a charter, which is reviewed annually by the Nominating and Corporate Governance Committee and the entire Board of Directors. The Nominating and Corporate Governance Committee charter is available on the Company’s website at http://www.microfluidicscorp.com.

The Nominating and Corporate Governance Committee reviews and reports to the Board of Directors on at least an annual basis regarding the size and composition of the Board and recommends to the Board nominees for election to the Board of Directors. The Nominating and Corporate Governance Committee met 3 times during 2010.

The Nominating and Corporate Governance Committee accepts and considers nominations by directors, executive officers, employees, advisors, consultants and security holders. The Committee may utilize outside sources or hire an outside consultant to help in the search for a new director or executive officer. Stockholders who wish to recommend nominees for directors should submit recommendations for nominations for director positions in writing to the Company’s Nominating and Corporate Governance Committee, which should be mailed to the Company’s principal mailing address, addressed to the attention of the Corporate Secretary. Stockholder recommendations for director nominees should include the following:

•	the name and address of the stockholder of record, and of the beneficial owner, recommending the person to serve as a director (if the stockholder is not a record holder, evidence of ownership in accordance with Rule 14a-8(b)(2) of the Exchange Act);

•	the number of shares owned beneficially and of record by the stockholder and beneficial owner;

•	a description of all arrangements or understandings between the stockholder, and any beneficial owner, and a proposed director candidate;

•	a description of the qualifications and background of the proposed director candidate which addresses the minimum qualifications and other criteria for Board membership;

•	the name, age, business and residential address, educational background, public company directorships, current principal occupation or employment, and principal occupation or employment for the preceding five full years of the proposed director candidate;

•	such other information regarding the proposed director candidate as would be required to be included in a proxy statement filed pursuant to Regulation 14A promulgated by the SEC pursuant to the Exchange Act;

•	the consent of the proposed director candidate to be named in the proxy and serve as a director of the Company if so elected; and

•	confirmation that the proposed director candidate has the time and is willing to devote sufficient time to fulfill his or her responsibilities to the Company and its stockholders, including to attend in person the meetings of the Board of Directors and its Committees.

When the Nominating and Corporate Governance Committee becomes aware of a vacant seat on the Board of Directors, whether because of retirement or resignation of a director or otherwise, the Nominating and Corporate Governance Committee, or a subcommittee thereof, determines the skill set and other criteria, as appropriate, required of the candidate (e.g. does the candidate need to be a financial expert), reviews all nominations received, interviews the candidates, checks references and recommends whether nominees should be submitted to the full Board of Directors. This procedure is the same for all candidates, including proposed director candidates identified by stockholders. In order for a nominee to be considered by the Nominating and Corporate Governance Committee, he or she is expected to meet the following minimum criteria:

•	Director candidates shall have the highest personal and professional integrity;

•	Director candidates shall have a record of exceptional ability and judgment;

•	Director candidates shall have the skills and knowledge useful to the oversight of the Company and have specific skills or background that the Committee feels would strengthen the overall Board of Directors;

•	Director candidates must be available, able and willing to devote the required amount of time to the Company’s affairs, including attending in person the Board of Directors and Committee meetings;

•	Director candidates should have the interest, capacity and willingness, in conjunction with the other members of the Board of Directors, to assess and serve the long-term interests of the Company’s stockholders; and

•	Director candidates shall be free of any personal or professional relationships that would adversely affect their ability to serve the best interests of the Company and its stockholders.

The Nominating and Corporate Governance Committee and the Board of Directors review all nominees on the basis of the nominee’s minimum criteria set forth above and such other qualifications, skills, education, business experience and expertise, including whether the nominee would be independent, as recommended by the Nominating and Corporate Governance Committee and approved by the Board of Directors. Although the Company does not currently have a formal policy that considers diversity in the selection of nominees, the Nominating and Corporate Governance Committee may consider whether the nominee, if elected, assists in achieving a mix of Board members that represent a diversity of background and experience. In addition, the Committee focuses on a nominee’s skills, expertise, and background that would complement the existing Board, recognizing the Company’s products and services are sold globally to a broad range of industries, including the pharmaceutical, biotechnology, chemical, cosmetic and food industries. The Committee will also assess whether the candidate will be deemed “independent” in accordance with the standards of the SEC and, although we are not listed on such an exchange, NYSE Amex, to assure that at all times we have a majority of independent directors on the full Board of Directors and a sufficient number of independent directors to serve on all Committees that are required to have members who are independent.

The Audit Committee

The Audit Committee, which currently consists of Messrs. Walters (Chairman), Kay, Robinson, and Uveges, each of whom is an independent director under the standards of the SEC, oversees the accounting, financial reporting and tax functions of the Company, including matters relating to the internal control over financial reporting and the appointment and activities of our independent accountants. The Audit Committee is a separately designated committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. In accordance with the disclosure requirements of the SEC, although we are not presently listed on any national securities exchange, each of the members of the Audit Committee is independent in accordance with the listing standards of the NYSE Amex. Mr. Walters, the Chairperson of the Audit Committee, and Mr. Uveges are each an Audit Committee “financial expert,” as defined under the rules of the SEC. The Audit Committee met 4 times during 2010.

The Audit Committee has a charter, which is reviewed at least annually by the Audit Committee and the entire Board of Directors. The Audit Committee charter is available on the Company’s website at http://www.microfluidicscorp.com.

Compensation Committee

The Compensation Committee, which currently consists of Messrs. Roy (Chairman), Kay, Robinson, and Walters, recommends to the Board who receives stock options under the Company’s stock plans (except for grants under the 2006 Stock Plan that are automatically made to non-employee directors upon initially joining the Board and annually thereafter) and also reviews and approves senior executive remuneration, including the Chief Executive Officer’s remuneration, and reports to the Board regarding the foregoing. Each of the members of the Compensation Committee is independent in accordance with the standards of the SEC. In accordance with the disclosure requirements of the SEC, although we are not presently listed on any national securities exchange, each of the members of the Compensation Committee is independent in accordance with the standards of the NYSE Amex. The Compensation Committee held 4 meetings during 2010. The Compensation Committee has the authority to delegate any of its responsibilities to subcommittees as the Compensation Committee may deem appropriate in its sole discretion.

The Compensation Committee has a charter which is available on the Company’s website at http://www.microfluidicscorp.com.

Section 16(a) Beneficial Ownership Reporting Compliance

During the fiscal year ended December 31, 2010, based solely on a review of Forms 3, 4 and 5 and amendments thereto furnished to the Company by its reporting persons, we believe that no director, officer or beneficial owner of more than ten percent of any class of securities of the Company failed to file on a timely basis any report as required by Section 16(a) of the Exchange Act during fiscal 2010, except as set forth below:

•	The filing of Form 4s disclosing the grant of options to purchase 75,000, 40,000, and 30,000 shares on January 4, 2010 to Messrs. Ferraro, Byczko, and Conroy, respectively, and 15,000 shares on January 4, 2010 to each of the Company’s then non-employee directors (Messrs. Roy, Uveges, and Walters) were filed on January 7, 2010.

•	The filing of Form 4s disclosing the grant of options to purchase 25,000 shares on March 4, 2010 to each of Messrs. Kay and Robinson were filed on March 9, 2010.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth for the fiscal years ended December 31, 2010 and 2009, respectively, a summary of the compensation paid to our named executive officers.

SUMMARY COMPENSATION TABLE
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

		Salary	Bonus	Option Awards		All Other		Total
Name and Principal Position	Year	($)	($)	($)		Compensation ($)		($)

Michael C. Ferrara	2010	240,000	(1)	66,307	(2)	3,600	(3)	309,907
Chief Executive Officer	2009	230,000	100,000	66,157		3,317		399,474
Peter F. Byczko	2010	165,000	(1)	35,364	(2)	2,400	(3)	202,764
Vice President, Chief	2009	115,443 (4)	22,500	8,236		1,506		147,685
Accounting Officer
William J. Conroy	2010	180,000	(1)	26,523	(2)	2,700	(3)	209,223
Senior Vice President	2009	165,116	35,000	42,030		2,374		244,520
Operations and Engineering

(1)	Bonus amounts for performance during the fiscal year ended December 31, 2010 are not calculable at this time. The Compensation Committee is expected to determine such bonuses by February 28, 2011.

(2)	Represents the grant date fair value of stock options granted in 2010 computed in accordance with ASC 718. The Company used the Black-Scholes option valuation model to determine the fair value. The option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Calculations are based on a ten-year term and the following variable assumptions: expected option life of 5 years; interest rate of 2.65%; no annual dividend yield; and volatility of 210%. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing model does not necessarily provide a reliable single measure of the fair value of the employee stock options and the amounts in this table may not be achieved.

(3)	Represents matching contributions by the Company under the Company’s 401(k) plan.

(4)	Mr. Byczko began working at the Company on March 12, 2009. For 2009, his annual base salary was set at $145,000. The amount in the salary column for the 2009 fiscal year reflects his partial 2009 year compensation.

Discussion of Summary Compensation Table

The Company has a 2010 discretionary bonus program for senior officers, including named executive officers, which generally ties the amount of bonus to the Company’s achievement of specific financial objectives and for each participating employee, satisfactory performance of individual key performance metrics, or KRAs, based on such person’s position and duties, such as the performance of the particular officer or the accomplishment of specific objectives by such officer and may include such other objective factors as the Company’s profitability, revenue, cash flow, customer generation, market share and industry position. The Company did not establish a discretionary bonus pool or plan for 2009 due to recessionary economic conditions. However, based on the Company’s financial performance in 2009, the Compensation Committee approved, and the Board ratified, an award of a discretionary bonus to the named executive officers as set forth in the Summary Compensation Table.

Additionally, on January 4, 2010 the Compensation Committee granted Mr. Ferrara, Mr. Byczko and Mr. Conroy options to purchase 75,000, 40,000 and 30,000 shares of the Company’s Common Stock, respectively, at an exercise price of $0.90 per share. On January 8, 2009 the Compensation Committee granted Mr. Ferrara and Mr. Conroy options to purchase 75,000 and 30,000 shares of the Company’s Common Stock, respectively, at an exercise price of $0.57 per share, and on June 4, 2009 the Compensation Committee granted each of Mr. Ferrara and Mr. Conroy options to purchase 50,000 shares of the Company’s Common Stock at an exercise price of $0.55 per share. These options were granted to the above named executive officers to provide long-term incentives to align their interests with those of the Company’s stockholders. Also, in connection with the commencement of his employment, Mr. Byczko was granted an option to purchase 25,000 shares of Common Stock on March 26, 2009 at an exercise price of $0.34 per share. All of these options were granted under our 2006 Stock Plan and with terms consistent with the Company’s past option grants, including a four-year vesting schedule with 25% of the shares underlying the option vesting on each anniversary of the date of grant.

Employment Agreements and Change of Control Arrangements

We have an employment agreement with Michael C. Ferrara, our Chief Executive Officer, and an offer letter in place with Peter F. Byczko, our Vice President of Finance and Chief Accounting Officer. In addition, in September 2010, we entered into employee agreements with Mr. Byczko and William J. Conroy, our Senior Vice President — Operations and Engineering, which provide for certain severance payments if the officer’s employment is terminated in specific circumstances following a change of control and certain other benefits following a change of control. These agreements are described below.

Employment Agreement with Michael C. Ferrara

On December 4, 2009, the Company and Mr. Ferrara, its Chief Executive Officer, entered into an Amended and Restated Employment Agreement (the “Ferrara Agreement”), which amended and restated Mr. Ferrara’s previous Employment Agreement with the Company dated November 14, 2007. The Ferrara Agreement was effective January 1, 2010, and is for an initial two-year period with renewals for successive one-year periods, unless terminated in accordance with its terms. The initial two-year period and any successive one-year renewal period are defined as the Employment Period. Under the Ferrara Agreement, Mr. Ferrara will receive a base salary of $240,000 per year, subject to increases determined by the Board in its sole discretion (the “Base Salary”). In addition to his Base Salary, Mr. Ferrara will be entitled to participate in, and may receive performance bonus payments under an annual bonus plan or plans that the Compensation Committee of the Board may establish from time to time for senior executives. Mr. Ferrara’s potential performance bonus under any such performance plan for achieving 100% of the mutually agreed upon KRAs and/or other targets for that year shall be no less than 50% of his Base Salary.

Mr. Ferrara is eligible to participate in the Company’s employee benefits as they may exist from time to time, including health insurance, life insurance, 401(k) and stock purchase plans. Mr. Ferrara is eligible to earn and use four weeks of paid vacation per calendar year, accruing at the rate of 1.67 days per month. The Company reimburses Mr. Ferrara for all reasonable expenses incurred by him in the course of performance of duties under the Ferrara Agreement.

In the event that the Employment Period is terminated by Mr. Ferrara for other than a “Good Reason” (as defined in the Ferrara Agreement), by the Company for “Cause” (as defined in the Ferrara Agreement) or as a result of Mr. Ferrara’s death or “Permanent Disability” (as defined in the Ferrara Agreement), the Company has no further obligation to Mr. Ferrara, other than to pay to Mr. Ferrara or his designated beneficiary, (i) any portion of the Base Salary owed to Mr. Ferrara through the date of termination, (ii) the salary corresponding to any vacation time accrued but unused through the date of termination, (iii) any amounts owed for expenses incurred prior to the date of termination that are eligible for reimbursement pursuant to the Ferrara Agreement and (iv) in the case of a termination due to death, two months salary payable in monthly installments.

If the Employment Period is terminated by the Company (i) upon a “Change of Control” (as defined in the Ferrara Agreement), (ii) by the Company for any reason within one year of a Change of Control, (iii) by Mr. Ferrara for Good Reason, or (iv) by the Company without Cause, Mr. Ferrara will receive payment of the amounts described in the preceding paragraph and be entitled to receive as severance following the date of termination, (i) 12 months of his Base Salary (as of the effective date of such termination), payable in monthly installments, (ii) 12 monthly payments of the amount that the Company would have paid in continuation of

Mr. Ferrara’s medical coverage if he had remained an employee of the Company, and (iii) if the termination is effective prior to the end of a calendar year, a pro-rated portion of the bonus that would have been paid to Mr. Ferrara under the Ferrara Agreement if he had remained employed until the end of such calendar year. The foregoing severance payments will be contingent on the execution by Mr. Ferrara of a general release of any claims that he may have against the Company.

In addition, the Ferrara Agreement provides that the vesting of all stock options granted by the Company to Mr. Ferrara since the effective date of the Ferrara Agreement will fully accelerate upon a Change of Control of the Company.

Under the Ferrara Agreement, Mr. Ferrara agreed that, during the Employment Period and for a period of 12 months thereafter, he will not (a) engage in, render services to, or acquire a financial interest in, any “Competitive Business” (as defined in the Ferrara Agreement), (b) induce any employee of the Company to leave the Company or hire certain former employees of the Company, or (c) interfere with the relationship between the Company and any of its customers, suppliers, licensees or other business relations.

Offer Letter with Peter F. Byczko

On March 9, 2009, the Company and Mr. Byczko entered into a Letter Agreement (the “Letter”) in conjunction with Mr. Byczko’s appointment as Vice President of Finance and Controller. Mr. Byczko’s appointment as Vice President of Finance and Controller was effective March 12, 2009. On March 31, 2009, Mr. Byczko became the Company’s Chief Accounting Officer. Under the terms of the Letter, Mr. Byczko received an initial base salary of $145,000 per year (“Base Salary”). The Base Salary is eligible for annual review and adjustment based on comparable market data and Company and individual performance KRAs. Mr. Byczko’s base salary was increased to $165,000 effective January 1, 2010. Mr. Byczko is eligible to receive a variable bonus based on the Company’s achievement of certain financial targets and his achievement of his individual KRAs. Under the discretionary bonus plan for 2010, Mr. Byczko’s eligibility for a bonus was increased from $20,000 to $35,000. Mr. Byczko is also eligible to participate in the Company’s employee benefits as they may exist from time to time, including health insurance, life insurance, 401(k) and stock purchase plans. Mr. Byczko will be eligible to earn and use three weeks of paid vacation per calendar year, accruing at the rate of 1.25 days per month. The Letter also provided Mr. Byczko with certain severance benefits in the event of his termination without cause or due to a change of control, which provisions have been superseded by the terms of the Employee Agreement with Mr. Byczko discussed below.

Employee Agreements with Peter F. Byczko and William J. Conroy

On September 1 and September 3, 2010, the Company entered into employee agreements with Mr. Byczko and Mr. Conroy, respectively (the “Employee Agreements”), which provide for certain payments to be made by the Company to the executive officers under certain circumstances following a “change of control” (as defined in the Employee Agreements). Under the Employee Agreements, in the event that the Company terminates the executive officer’s employment without “cause” (as defined in the Employee Agreements) at or immediately prior to the closing of a change of control or within 12 months following a change of control, or the executive officer terminates his employment with the Company for “good reason” (as defined in the Employee Agreements) within 12 months following a change of control, then the Company is obligated to:

•	pay, in the case of Mr. Byczko, an amount equal to nine months of Mr. Byczko’s base monthly salary in effect immediately prior to the date of termination, which amount may be increased, at the sole discretion of the Company’s Chief Executive Officer, by up to three months of Mr. Byczko’s base monthly salary, and, in the case of Mr. Conroy, an amount equal to 12 months of Mr. Conroy’s base monthly salary in effect immediately prior to the date of termination (in each case, the “Severance Period”), in equal monthly payments; and

•	continue the executive officer’s medical coverage for a period of time up to the Severance Period.

Receipt of the foregoing severance payments and benefits are contingent on the execution by the executive officer of a general release of any claims that he may have against the Company.

In addition, provided the executive officer remains employed by the Company during the 60 day period commencing at or immediately prior to the closing of a change of control (the “Retention Period”), the executive officer will be paid on the last day of the Retention Period a bonus payment of $15,000 (the “Retention Bonus”). The Executive Officer will be entitled to payment of the Retention Bonus even if his employment is terminated at or immediately prior to the change of control or during the Retention Period, if such termination is by the Company without cause or by the executive officer for good reason. Also, the executive officer will be eligible to be paid at the time of the closing of the change of control his pro rata share of his maximum bonus opportunity for the current fiscal year, to the extent the Company Board determines that (i) the Company is on track through such closing date in achieving the current fiscal year’s Company-wide performance metrics for payment of such bonus, (ii) the executive officer has satisfactorily achieved his KRAs, through such date, and (iii) the payment of such bonus would be consistent with the financial performance of the Company and the economics of the change of control transaction (the “Accelerated Bonus”); provided, however, that the amount of the Accelerated Bonus will be reduced by the amount of the Retention Bonus. Upon payment of any Accelerated Bonus, the executive officer will not be entitled to any further payments under the Company’s then existing bonus plan for the balance of the then current fiscal year. In the event the Company does not pay any Accelerated Bonus, the executive officer will remain eligible to receive his annual bonus, to the extent earned, as and when due and payable under the terms applicable to such bonus (the “Earned Bonus”), and the amount of the Retention Bonus will be credited against and treated as a prepayment of the amount of the Earned Bonus.

With respect to Mr. Byczko only, if Mr. Byczko is employed by the Company at the time of the closing of a change of control then, at the sole discretion of the Company’s Chief Executive Officer, the Company will pay Mr. Byczko a cash bonus in an amount equal to a minimum of three times his base monthly salary.

Lastly, the Employee Agreements provide that all unvested stock options will become fully vested and exercisable immediately prior to the change of control.

Acceleration of Vesting of Awards under our 2006 Stock Plan

Our 2006 Stock Plan provides for the acceleration of the vesting of awards under certain circumstances in the event of a “change in control” (as defined in the 2006 Stock Plan). Pursuant to our 2006 Stock Plan, outstanding stock options, restricted stock and stock appreciation rights may be assumed or substituted by a successor corporation and, if not assumed or substituted, will be accelerated. In addition, if within 12 months following a change in control, a plan participant’s employment with the Company is terminated by the Company other than for “cause” (as defined in the 2006 Stock Plan), then the vesting of such participant’s outstanding equity awards under the 2006 Stock Plan will accelerate as to 50% of the then unvested shares underlying the award as of the date of termination.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to outstanding equity awards, both exercisable and unexercisable, for our named executive officers as of December 31, 2010.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
AS OF DECEMBER 31, 2010

	Option Awards
	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised	Option
	Options	Options	Exercise	Option
	(#)	(#)	Price	Expiration
Name	Exercisable	Unexercisable(1)	($)	Date(1)

Michael C. Ferrara	225,000	75,000	1.05	11/14/2017
	37,500	37,500	0.57	1/8/2019
	12,500	37,500	0.55	6/4/2019
	18,750	56,250	0.90	1/4/2020

	293,750	206,250

Peter F. Byczko	6,250	18,750	0.34	3/26/2019
	10,000	30,000	0.90	1/4/2020

	16,250	48,750

William J. Conroy	10,000	10,000	1.10	3/18/2018
	25,000	25,000	1.12	6/17/2018
	15,000	15,000	0.57	1/8/2019
	12,500	37,500	0.55	6/4/2019
	7,500	22,500	0.90	1/4/2020

	70,000	110,000

(1)	The expiration date of each option is ten years after the date of grant. All options held by our named executive officers vest over a four year period in equal annual installments, with the first 25% vesting one year after the date of grant.

Director Compensation

The table below summarizes the compensation paid to our non-employee directors for the fiscal year ended December 31, 2010. Directors who are employees receive no additional compensation for Board service.

DIRECTOR COMPENSATION
FOR THE YEAR ENDED DECEMBER 31, 2010

	Fees
	Earned or	Option
	Paid in	Awards(2)(3)	Total
Name	Cash(1) ($)	($)	($)

Henry Kay(4)	$15,000	$22,099	$37,099
Stephen J. Robinson(4)	$15,000	$22,099	$37,099
Leo Pierre Roy	$22,000	$13,261	$35,261
George Uveges	$22,000	$13,261	$35,261
Eric G. Walters	$24,000	$13,261	$37,261

(1)	Each director received a fee of $4,500 per quarter for serving on the Board during fiscal 2010. Directors received an additional fee of $1,000 per quarter if the director was the Chairman of the Board, Nominating and Corporate Governance Committee or the Compensation Committee. The Chairman of the Audit Committee receives an additional $1,500 per quarter.

(2)	The amounts in this column represent the aggregate grant date fair value of stock options granted in 2010 computed in accordance with ASC 718. The non-employee directors as of January 1, 2010 were granted an option of 7,500 shares on January 4, 2010 pursuant to the Company’s non-employee director compensation policy. In addition, these non-employee directors were granted an additional option of 7,500 shares on January 4, 2010 to give the directors additional compensation without incurring a cash outlay and to better align their interest with the shareholders. In connection with their appointments to the Board of Directors, Messrs. Kay and Robinson were each granted options to purchase 25,000 shares on March 4, 2010. The Company used the Black-Scholes option valuation model to determine the fair value. The option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Calculations are based on a ten-year term and the following variable assumptions: expected option life of 5 years; interest rate of 2.65%; no annual dividend yield; and volatility of 230%. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing model does not necessarily provide a reliable single measure of the fair value of the employee stock options and the amounts in this table may not be achieved.

(3)	As of December 31, 2010, Messrs. Kay and Robinson each had 25,000 option awards outstanding, and Messrs. Roy, Uveges, and Walters each had 43,500 option awards outstanding. No non-employee director has received a stock award under the Company’s equity incentive plans.

(4)	Messrs. Kay and Robinson were appointed to the Board of Directors on March 4, 2010.

Under our 2006 Stock Plan, non-employee directors are granted an option to purchase 25,000 shares upon joining the Board of Directors and 7,500 shares on the first business day after January 1 of each calendar year if the non-employee director remains a director through that date. The option grants expire five years from the date of grant and are exercisable on the following terms, assuming continued membership on the Board of Directors: 25% exercisable six months and one day after the date of grant and the remaining 75% exercisable in three equal annual installments on each of the first three anniversaries of the date of grant. Notwithstanding the foregoing, in the event of a “change in control” (as defined in the 2006 Stock Plan) in which the non-employee directors are terminated or asked to resign upon the change in control or within one year following the change in control, the vesting of the options held by such director(s) will accelerate in full prior to such change in control. In the event of a change in control in which the non-employee directors are not terminated or asked to resign, the options held by the non-employee directors issued will vest in full if the options are not assumed or substituted by the successor corporation.

In December 2010, in connection with the transactions contemplated by the Merger Agreement, the Company’s Board of Directors determined to defer the automatic annual non-employee director stock option grants unless and until the Merger Agreement is terminated prior to the Acceptance Time.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of shares of our Common Stock as of January 21, 2011 for: (a) each of our named executive officers, (b) each of our current directors, (c) all of our current directors and executive officers as a group, and (d) each stockholder known by us to own beneficially more than 5% of our Common Stock.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of Common Stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of January 21, 2011 (“Presently Exercisable Options”) are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of ownership is based on 10,426,647 shares of Common Stock outstanding on January 21, 2011. The amounts set forth below give effect to the accelerated vesting of stock options that will result from the transactions contemplated by the Merger Agreement. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, we believe that each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite the stockholder’s name based on information provided to us by these stockholders. Except as otherwise indicated in the table, the address for each stockholder is c/o Microfluidics International Corporation, 30 Ossipee Road, Newton, MA 02464.

	Amount and Nature of
Name and Address of Beneficial Owner	Beneficial Ownership		Percent of Class

Michael C. Ferrara	520,000	(1)	4.8%
Peter F. Byczko	65,000	(2)	*	%
William J. Conroy	180,000	(2)	1.7%
George Uveges	66,000	(3)	*	%
Eric G. Walters	55,000	(4)	*	%
Leo Pierre Roy	86,111	(5)	*	%
Henry Kay	25,000	(2)	*	%
Stephen J. Robinson	25,000	(2)	*	%
All current executive officers and directors as a group (8 persons)	1,022,111		9.0%
Irwin J. Gruverman	1,697,805	(6)	16.3%
Marjorie Gruverman 60 Seminary Drive Newton, MA 02466
Joseph P. Daly	1,299,000	(7)	12.4%
497 Circle Freeway Cincinnati, OH 45246
Global Strategic Partners, LLC	12,099,051	(8)	(8)
c/o Corporation Service 2711 Centerville Road, Suite 400 Wilmington, DE 19808

*	Represents less than 1%.

(1)	Consists of 20,000 shares of Common Stock and 500,000 shares of Common Stock issuable upon exercise of Presently Exercisable Options.

(2)	Represents shares of Common Stock issuable upon exercise of Presently Exercisable Options.

(3)	Consists of 30,000 shares of Common Stock and 36,000 shares of Common Stock issuable upon exercise of Presently Exercisable Options.

(4)	Consists of 19,000 shares of Common Stock and 36,000 shares of Common Stock issuable upon exercise of Presently Exercisable Options.

(5)	Consists of 50,111 shares of Common Stock and 36,000 shares of Common Stock issuable upon exercise of Presently Exercisable Options.

(6)	Information with respect to beneficial ownership is based upon information furnished by Irwin J. Gruverman and his spouse Marjorie Gruverman in a Schedule 13-D/A filed with the Securities and Exchange Commission on January 13, 2011. Mr. and Mrs. Gruverman have joint power to vote or dispose of 1,597,805 shares of the Company’s Common Stock. Mrs. Gruverman has sole voting or dispositive power with respect to 100,000 shares of the Company’s Common Stock, to which Mr. Gruverman disclaims any beneficial ownership.

(7)	Information with respect to Joseph P. Daly’s beneficial ownership is based upon information furnished by Mr. Daly in a Schedule 13-D/A filed with the Securities and Exchange Commission on December 17, 2010 and reporting ownership as of December 14, 2010 (the “Schedule 13-D/A”) and Form 4s filed by Mr. Daly subsequent to December 14, 2010. According to the Schedule 13-D/A, as of December 14, 2010, Mr. Daly had sole voting and dispositive power over 740,250 shares of the Company’s Common Stock, Karina Daly had sole voting and dispositive power over 60,000 shares of the Company’s Common Stock, and EssigPR, Inc. had shared voting and dispositive power over 421,250 shares of the Company’s Common Stock. EssigPR, Inc. is a C corporation controlled by Mr. Daly. Since December 14, 2010, Mr. Daly has purchased an aggregate of an additional 81,100 shares of the Company’s Common Stock, 70,200 of which are held by EssigPR, Inc. and 10,900 of which are held by Mr. Daly.

(8)	On November 14, 2008, Global Strategic Partners, LLC (“GSP”) entered into a Debenture and Warrant Purchase Agreement (the “Agreement”) with the Company whereby GSP purchased a Convertible Debenture and a Warrant. At the election of GSP, the Convertible Debenture is convertible in whole or part on any of the maturity date, the date that any interest payment is due (which is the first date of each quarter), or the date on which a change of control occurs into a number of shares of the Company’s common stock equal to the quotient of (i) the outstanding principal amount of the Convertible Debenture, divided by (ii) $1.25. The Warrant may be exercised in whole or part until the earlier to occur of: (i) the seventh anniversary of the date of the Agreement, (ii) the third anniversary of the date of the Agreement in the event that the Company has retired the Convertible Debenture on or before the third anniversary or (iii) such time as GSP has acquired fifty percent (50%) of the total number of shares of the Company’s Common Stock then outstanding on a fully diluted basis. The Warrant is exercisable in two (2) tranches. The first tranche is exercisable in whole or in part at $2.00 per share. The aggregate number of shares of the Company’s common stock that may be purchased in tranche one is forty percent (40%) of the Company’s common stock then outstanding on a fully diluted basis, minus that number of shares of the Company’s common stock that were issuable upon exercise of the conversion of the Convertible Debenture. The Warrant’s second tranche is exercisable in whole or in part at $3.00 per share. The aggregate number of shares of the Company’s common stock that may be purchased in tranche two is equal to fifty percent (50%) of the Company’s common stock then outstanding on a fully diluted basis, minus the sum of that number of shares of the Company’s common stock that were issuable upon exercise of the conversion of the Convertible Debenture and in tranche one. Tranche two may only be exercised after the full number of shares exercisable pursuant to tranche one have been purchased. GSP and certain affiliates may be deemed to have shared voting and dispositive power with respect to these shares. The 12,099,051 set forth in the above table is based on 10,426,647 shares of outstanding Common Stock and 1,672,404 shares of Common Stock subject to issuance pursuant to the exercise of outstanding stock options on January 21, 2011, and assumes that all of the Company’s Common Stock issuable upon the conversion of the Debenture and the exercise of the Warrant could be issued as of January 21, 2011. See the disclosure under Item 3 of the Schedule 14D-9 for additional information regarding the Company’s agreements with GSP.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as set forth below, we are not now, nor have we been since the beginning of 2009, a party to any transaction, nor do we contemplate entering into any proposed transaction, with any related person (which term includes any of our directors or executive officers or any immediate family member of such directors or executive officers) the value of which exceeds $88,100 (approximately one percent (1%) of the average of our total assets at year-end for the last two completed fiscal years), and in which any related person had or will have a direct or indirect material interest.

On November 14, 2008 we entered into the Convertible Debenture and Warrant Purchase Agreement (the “Debenture Agreement”) with Global Strategic Partners (“GSP”). The total amount of the Convertible Debenture is $5,000,000 and bears interest at nine percent (9.0%) per annum payable quarterly in arrears. In connection with the Debenture Agreement with GSP, we also issued a Warrant to GSP, giving it the right to purchase up to fifty percent (50%) of our outstanding common stock, on a fully diluted basis, less the number of shares of Common Stock into with the Convertible Debenture is convertible. See Footnote 8 of the table titled “Security Ownership of Certain Beneficial Owners and Management” above.

•	On March 11, 2009, GSP and we amended the registration rights agreement in connection with registration of the shares underlying the Convertible Debenture and Warrant to modify the registration rights agreement to remove the then current obligation to register the shares underlying the Convertible Debenture and Warrant.

•	On May 4, 2009, we agreed with GSP to defer interest payments in the amount of $337,500 that were payable in 2009 and in 2010 over eight quarterly installments beginning April 1, 2010. In 2010, we paid GSP interest totaling $491,590.

•	In connection with the closing of our revolving line of credit with Webster Bank on October 23, 2009, we amended our Convertible Debenture and Agreement with GSP to permit the revolving line of credit as senior indebtedness and provide for certain other covenants, including a cross default provision with the revolving line of credit, and GSP agreed to subordinate the indebtedness under the Convertible Debenture and Agreement to our indebtedness to Webster Bank.

•	In addition, we sell products to a customer that shares common ownership with GSP. During the years ended December 31, 2010 and 2009, sales to this customer totaled approximately $886,000 and $737,000, respectively.

GSP is a wholly owned subsidiary of Abraxis BioScience, LLC (“Abraxis”). On October 15, 2010, Abraxis was acquired by Celgene Corporation (“Celgene”), and is now itself a wholly owned subsidiary of Celgene. In connection with, and as a condition to, the execution of the Merger Agreement, IDEX, Purchaser, GSP, and Abraxis, entered into an Agreement Concerning Debenture (the “Agreement Concerning Debenture”) pursuant to which, at and effective upon the Acceptance Time, (i) IDEX will purchase the Convertible Debenture from GSP at a purchase price equal to the sum of (A) the Offer Price multiplied by the quotient of (x) the then outstanding amount of principal and accrued and unpaid interest on the Convertible Debenture divided by (y) $1.25, rounded to the nearest share, less (B) $1,500,000, and the Convertible Debenture will be assigned and transferred to IDEX, (ii) the Debenture Agreement will be terminated and (iii) the Warrant will be cancelled.

In addition, under the Agreement Concerning Debenture, GSP (i) irrevocably waived its participation right under the Debenture Agreement with respect to the transactions contemplated by the Merger Agreement, (ii) agreed that the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, will not constitute an “Event of Default” under the Convertible Debenture, (iii) irrevocably waived its right to receive prior notice of the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, under the Warrant, (iv) agreed not to purchase any shares of Common Stock or otherwise acquire direct or indirect beneficial or record ownership of any shares of Common Stock. The Agreement Concerning Debenture also requires GSP and Abraxis to refrain from soliciting, negotiating or accepting alternative proposals for certain other strategic transactions involving the Company with a party other than IDEX, and to provide notice to IDEX of any potential alternative proposals and (v) agreed not to convert the Convertible Debenture or any portion thereof.

In addition, on January 10, 2011, the Company entered into a Strategic Collaboration Agreement with Celgene and Abraxis (the “Collaboration Agreement”), pursuant to which the parties agreed to the termination of a prior strategic collaboration agreement (the “Original Agreement”) in place between the Company and Abraxis and to certain exclusivity arrangements, in each case, effective as of the Acceptance Time. Pursuant to the Collaboration Agreement, the parties have agreed to an exclusivity arrangement whereby the Company will, subject to certain exceptions, sell only to Celgene (and its subsidiaries), and Celgene (and its subsidiaries) will purchase only from the Company, certain fluid processor equipment and services related thereto using certain of the Company’s technology, for use by Celgene in an agreed upon field of use (the “Field”). In addition, the Collaboration Agreement includes the parties agreement to cooperate to explore the possibility of developing specialized equipment for Celgene and intellectual property relating thereto, and provides that to the extent the Company and Celgene jointly contribute to the development of any new intellectual property for the use of fluid processors in the Field, that such intellectual property will be owned jointly by the parties and that following the termination of the Collaboration Agreement, Celgene will receive a fully paid-up exclusive license to all such jointly developed intellectual property for use within the Field, and the Company will receive a paid-up exclusive license to all such jointly developed intellectual property for use outside of the Field. The Collaboration Agreement has a term of 10 years commencing from its effective date, subject to its earlier termination by Celgene in the event Celgene determines that the equipment to be purchased is no longer suitable for the purposes contemplated under the agreement. In the event the Agreement Concerning Debenture described above is terminated, the Collaboration Agreement will be null and void and the Original Agreement will remain in full force and effect.

Policies and Procedures for Related Party Transactions

Our Board of Directors reviews, approves and/or ratifies all transactions involving related persons. The purpose of the review is to determine that such transactions are conducted on terms not materially less favorable to us than what would be usual and customary in transactions between unrelated persons and, in the case of transactions involving directors, to determine whether such transactions affect the independence of a director in accordance with the relevant rules and standards issued by the SEC. Our Code of Business Conduct and Ethics provides guidance on business relations between us and our directors, officers, and employees. On December 21, 2009, the Board of Directors adopted a new Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics was filed as an exhibit to our Current Report on Form 8-K filed with the SEC on December 23, 2009. The Code of Business Conduct and Ethics is available on our website at http://www.microfluidicscorp.com.

REPORT OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS ISSUED ON APRIL 28, 2010

The information in this Audit Committee Report is not deemed “soliciting material’’ or to be “filed” with the Securities and Exchange Commission unless the Company specifically requests that it be treated as soliciting material or specifically incorporates it by reference into a document filed with the Securities and Exchange Commission.

The Audit Committee oversees the accounting, financial reporting and tax functions of the Company, including matters relating to the internal control over financial reporting and the appointment and activities of the Company’s independent accountants. The Audit Committee has final authority to select, retain and compensate the Company’s independent auditors.

The Audit Committee operates under a written charter adopted by the Company’s Board of Directors. The Audit Committee and the Board review annually the written charter. A copy of the Audit Committee’s charter is available on the Company’s website at http://www.microfluidicscorp.com.

The Audit Committee pre-approves all services provided by the Company’s independent auditors. The Audit Committee hereby affirms:

1. The Audit Committee reviewed and discussed the audited financial statements as of and for the year ended December 31, 2009 with management;

2. The Audit Committee discussed with the Company’s independent auditors for the fiscal year ended December 31, 2009, UHY, the matters required to be discussed by SAS 61, as amended (Codification of Statements on Auditing Standards, AU Sec. 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and

3. The Audit Committee received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor’s communication with the Audit Committee concerning independence and discussed with the independent auditors the independent auditors’ independence.

Based on the review and discussions referred to in paragraphs 1-3, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which the Company filed with the Securities and Exchange Commission on March 29, 2010.

Audit Committee:

Eric G. Walters (Chairperson)
George Uveges
Leo Pierre Roy

Annex II

January 10, 2011

Board of Directors
Microfluidics International Corporation
30 Ossipee Road
Newton, MA 02464

Gentlemen,

You have requested our opinion (the “Opinion”) as to the fairness, from a financial point of view, to the shareholders of Microfluidics International Corporation (“Microfluidics”, “MFLU”, or the “Company”) of the Per Share Price (as defined below) to be paid pursuant to the terms and subject to the conditions set forth in the draft Agreement and Plan of Merger dated January 5, 2011 (the “Agreement”), by and among the Company, IDEX Corporation (“IDEX”) and the acquisition subsidiary of IDEX (“Purchaser”). As more fully described in the Agreement, (i) IDEX will cause Purchaser to commence a tender offer to purchase all of the outstanding shares of common stock of Microfluidics (the “Common Shares”) at a purchase price of $1.35 in cash per share (the “Per Share Price” and, such tender offer, the “Tender Offer”), (ii) subsequent to consummation of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, together with the Tender Offer, the “Transaction”) and each outstanding Common Share not previously tendered will be converted into the right to receive the Per Share Price.

We have been engaged to render a fairness opinion to the Board of Directors of the Company in connection with the Transaction, and we will be entitled to receive a fee upon delivery thereof, without regard to whether our Opinion is accepted or whether the Transaction is consummated.

As more specifically set forth in the Agreement, and subject to the terms, conditions and adjustments set forth in the Agreement, IDEX intends to acquire all of the Common Shares in exchange for an amount equal to $1.35 per Common Share. Microfluidics will pay its own expenses incurred in the Transaction (including, without limitation, legal and financial advisor fees and any and all other professional advisory fees and costs incurred in connection with the Transaction, along with other expenses as specified in the Agreement) and IDEX will assume all remaining cash on Microfluidics’ balance sheet as of the closing of the Transaction (the “Closing”). In the event that Transaction expenses of the Company exceed the Company Expense Cap of $2,750,000, IDEX reserves the right to decrease the Per Share Price. In addition, all outstanding options to purchase shares of common stock of the Company (“Company Options”) with an exercise price per share that is less than the Per Share Price will be converted into the right to receive an amount (subject to any applicable withholding tax) in cash equal to the product of the number of shares of common stock of the Company subject to such Company Option immediately prior to the Effective Time and the amount by which the Per Share Price exceeds the per share exercise price of such Company Option (the “Option Consideration”). All options with a strike price equal to or greater than the Per Share Price and not exercised prior to the Closing will be terminated at Closing. As set forth in the draft Agreement Concerning Debenture dated December 30, 2010, the Company Warrant and DWPA (each as defined therein) will be cancelled, and the consideration to be paid by IDEX for the Company Debenture, a principal amount of $5,000,000 held by Global Strategic Partners, LLC, will be the difference of (i) the Offer Price multiplied by the quotient of the then outstanding amount of principal and accrued and unpaid interest on the Company Debenture, divided by $1.25 (the conversion price of the Debenture), rounded to the nearest share, minus (ii) $1,500,000.

America’s Growth Capital, LLC (“America’s Growth Capital”), as part of its investment banking business, provides valuation services in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In providing such services, America’s Growth Capital may be asked, as in the case of the Transaction, to opine on the fairness, from a financial point of view, of the transaction valuation of businesses and their securities.

In arriving at the Opinion, America’s Growth Capital has reviewed and considered the following financial and other information (the “Information”) and other matters as we have deemed relevant, including among other things:

i.	The draft of the Agreement dated January 5, 2011 and the draft of the Agreement Concerning Debenture dated December 30, 2010;

ii.	Annual Reports on Form 10-K of Microfluidics for the two fiscal years ended December 31, 2009 and 2008; certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Microfluidics; certain business, financial and other information regarding Microfluidics that was prepared by Microfluidics and was publicly available or furnished to America’s Growth Capital by Microfluidics’ management; and certain internal financial forecasts regarding Microfluidics furnished to America’s Growth Capital by Microfluidics’ management (the “Microfluidics’ Forecasts”);

iii.	Held discussions with the management of Microfluidics concerning the business, past and current operations, financial condition and future prospects of Microfluidics, including discussions with the management of Microfluidics concerning the Microfluidics’ Forecasts and the risks and uncertainties of Microfluidics continuing to pursue an independent strategy;

iv.	Compared Microfluidics’ historical performance to management’s historical forecasts;

v.	Reviewed strategic partnerships and collaborations and considered their potential effects on Microfluidics’ Forecasts;

vi.	Participated in discussions and negotiations among representatives of Microfluidics, IDEX and their respective Transaction advisors;

vii.	Compared the historical and present financial condition of Microfluidics with those of other companies that America’s Growth Capital deemed relevant;

viii.	Compared the proposed financial terms of the Agreement with the financial terms of certain other business combinations and transactions that America’s Growth Capital deemed relevant;

ix.	Considered the results of America’s Growth Capital’s efforts to solicit indications of interest and definitive proposals with respect to a sale of the Company;

x.	Prepared an analysis of the discounted cash flows of Microfluidics;

xi.	Reviewed the stock price and trading history of Microfluidics’ Common Shares;

xii.	Considered other information and analyses to the extent deemed relevant by America’s Growth Capital. In addition, America’s Growth Capital has conducted discussions with members of senior management and representatives of the Board of Directors of Microfluidics.

In conducting our review and arriving at our Opinion, we have, with your consent, assumed and relied, without any independent investigation on our part, upon the accuracy and completeness of all financial and other information provided to us by the Company, including its management, or that was prepared by the Company and is publicly available. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or attempted to independently verify, the Information, and we are not aware of any material inaccuracies. In addition, we have not conducted nor have we assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. We have further relied upon the assurance of management of the Company that it is unaware of any facts or circumstances that would make the Information inaccurate, incomplete or misleading in any material respect. We have, with your consent, assumed that the Microfluidics’ Forecasts that we examined were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company and the other matters covered thereby.

We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company, nor have we been furnished with such materials. We have not made any review of or sought or obtained advice of legal counsel regarding legal matters relating to the Company or the Transaction, and we understand that the Company has relied and will rely only on the advice of the Company’s legal counsel as to such matters. Our services to the Company in connection with the Transaction have been comprised of (i) advising members of the Company’s management and Board of Directors regarding financial matters relevant to the Transaction, and (ii) rendering an opinion as to the fairness, from a financial point of view, to the holders of the Common Shares of the Company of the Per Share Price to be received by such holders. The Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that, although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion (except upon the request of the Company in accordance with our engagement letter) and we expressly disclaim any responsibility to do so (except as provided in our engagement letter with the Company).

For purposes of rendering our Opinion, we have assumed in all respects material to our analysis that the representations and warranties of each party contained in the Agreement are true and correct as of the date of the Opinion, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction to the holders of Microfluidics’ Common Shares. We have assumed that the final form of the Agreement and the Agreement Concerning Debenture will be substantially similar to the draft agreements received January 5, 2011 and December 30, 2010, respectively, without material alteration or waiver thereof. We have also assumed that the Per Share Price will not be reduced due to Transaction expenses of the Company in excess of the Expense Cap.

In preparing the Opinion, America’s Growth Capital performed a variety of financial and comparative analyses that it considered reasonable and appropriate to the Transaction. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. America’s Growth Capital arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, America’s Growth Capital believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and Opinion.

In its analyses, America’s Growth Capital considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Microfluidics’ control. No company, transaction or business used in America’s Growth Capital’s analyses as a comparison is identical to Microfluidics or the Transaction, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in America’s Growth Capital’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, America’s Growth Capital’s analyses are inherently subject to substantial uncertainty.

It is understood that this letter and the Opinion expressed herein is for the information of the Board of Directors of the Company in connection with its consideration of the Transaction and does not constitute advice or a recommendation to any stockholder as to whether or not such stockholder should tender shares pursuant to the Transaction or as to how such stockholder should vote or act on any matter relating to the Transaction. This letter shall not be disclosed to any third party or circulated or referred to publicly without our prior written consent. Reference to or reproduction of our Opinion or reference to America’s Growth Capital included in any information statement or similar disclosure made to the stockholders of the Company, or any filing with the Securities and Exchange Commission, shall be permitted only by reference to the Opinion and only if it is reproduced in full. Any other references to us or to our Opinion or advice must be approved by us in writing in advance (which approval will not be unreasonably withheld, conditioned or delayed). We also express no view as to, and our Opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any party to the Transaction, or any class of such persons, relative to the Per Share Price to be paid to shareholders of the Company. We have not been requested to opine as to, and our Opinion does not in any manner address and should not be construed to address, the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction or alternative business strategies that may be available to the Company.

We have acted as the financial advisor to Microfluidics in connection with the Agreement and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Transaction. We will also be entitled to receive a fee upon delivery of our Opinion, without regard to whether our Opinion is accepted or whether the Transaction is consummated. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We may also seek to provide such services to IDEX in the future and would expect to receive fees for the rendering of any such services. In the ordinary course of business, we and our affiliates may actively trade the equity securities of the Company and/or IDEX for our and our affiliates’ own accounts and for the accounts of our customers and, accordingly, at any time may hold a long or a short position in such securities.

This Opinion was reviewed and approved by a fairness committee of America’s Growth Capital.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Per Share Price to be paid in the Transaction to the holders of the Common Shares of the Company is fair to such holders from a financial point of view.

Very truly yours,

/s/  AMERICA’S GROWTH CAPITAL, LLC

AMERICA’S GROWTH CAPITAL, LLC

Annex III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW
APPRAISAL RIGHTS

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate

III-1

of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

III-2

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting

III-3

corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

III-4